SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For September 11, 2002

1 **Fargo Food Company S.A.**
2 **Argentine Bread Production S.A.**
3 ~~**Entcor Sociedad Anónima**~~
4 **Capital Foods S.A.**
5 **Fresh Food S.A.**

(Translation of each registrant's name into English)

Ruta Panamericana y M. Sastre
1618 - El Talar
Provincio de Buenos Aires,
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F √ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes___ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE ALIMENTOS FARGO S.A.

By: /s/ Daniel Elizalde
Name: Daniel Elizalde
Title: Chief Financial Officer

PANIFICACIÓN ARGENTINA S.A.

By: /s/ Daniel Elizalde
Name: Daniel Elizalde
Title: Chief Financial Officer

ENICOR SOCIEDAD ANÓNIMA

By: /s/ Daniel Elizalde
Name: Daniel Elizalde
Title: Chief Financial Officer

CAPITAL FOODS S.A.

By: /s/ Daniel Elizalde
Name: Daniel Elizalde
Title: Chief Financial Officer

FRESH FOOD S.A.

By: /s/ Daniel Elizalde
Name: Daniel Elizalde
Title: Chief Financial Officer

Dated: September 11, 2002

EXHIBIT INDEX

1. Free English Translation of the Unaudited Consolidated Financial Statements of Compañía de Alimentos Fargo S.A. and Subsidiaries as of June 30, 2002 and 2001, and for the six-month periods ended June 30, 2002 and 2001, as filed with the Argentine *Comisión Nacional de Valores* (CNV), and the Buenos Aires Stock Exchange on August 28, 2002.

Page

Balance Sheet as of June 30, 2002 and 2001 2

Statement of Operations for the six-month periods ended June 30, 2002 and 2001 3

Statement of Cash Flows for the six-month periods ended June 30, 2002 and 2001 4

Notes to the Financial Statements 6

Schedules to the Financial Statements 26

Consolidated Summary of Activities of Compañía de Alimentos Fargo S.A. and Subsidaries for the six-month periods ended June 30, 2002 and 2001 34

2. Free English Translation of the Unaudited Financial Statements of Compañía de Alimentos Fargo S.A. as of June 30, 2002 and 2001 and for the six-month periods ended June 30, 2002 and 2001, as filed with the Argentine *Comisión Nacional de Valores* (CNV) and the Buenos Aires Stock Exchange on August 28, 2002.

Balance Sheet as of June 30, 2002 and 2001 37

Statement of Operations for the six-month periods ended June 30, 2002 and 2001 38

Statement of Changes in Shareholders' Equity for the six-month periods ended June 30, 2002 and 2001 39

Statement of Cash Flows for the six-month periods ended June 30, 2002 and 2001 40

Notes to the Financial Statements 41

Schedules to the Financial Statements 67

3. Limited Review Report of Price Waterhouse & Co. with respect to the Unaudited Consolidated Financial Statements of Compañía de Alimentos Fargo S.A. and Subsidiaries and the Unaudited Financial Statements of Compañía de Alimentos Fargo S.A.

Compañía de Alimentos Fargo S.A. and Subsidiaries

Free English translation of Unaudited Consolidated Financial Statements as of June 30, 2002 and 2001, and for the six-month periods ended June 30, 2002 and 2001, with the CNV and the Buenos Aires Stock Exchange on August 28, 2002 (Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)

Compañía de Alimentos Fargo S.A. and Subsidiaries

Table of Contents (1):

Cover page

Unaudited Consolidated Balance Sheet

Unaudited Consolidated Statement of Operations

Unaudited Consolidated Statement of Cash Flows

Notes to the Unaudited Consolidated Financial Statements

Unaudited Consolidated Schedules

Consolidated Summary of Activities

Unaudited Unconsolidated Balance Sheet

Unaudited Unconsolidated Statement of Operations

Unaudited Statements of Changes in Shareholders' Equity

Unaudited Unconsolidated Statement of Cash Flows

Notes to the Unaudited Unconsolidated Financial Statements

Unaudited Schedules

Limited Review Report

(1) Pursuant to General Resolution N° 368/01 of the Argentine and Exchange Commission for the purposes of filing with the Buenos Aires Stock Exchange.

Name of the Company:	**Compañía de Alimentos Fargo S.A.** ("The Company")
Corporate Domicile:	Av. del Libertador 602 - Piso 4° Capital Federal
Principal Activity:	Manufacturing and/or processing of foodstuff products, particularly bakery products.

Unaudited Financial Statements
as of June 30, 2002 and 2001 and for the six-month periods
ended June 30, 2002 and 2001
(Such statements were issued in local currency in accordance
with Argentine generally accepted accounting standards)

Registration date	
Of the By-laws:	October 3, 1997
Of latest amendments:	January 20, 1999
Registration number with the Corporation Control Authority:	11,377
Duration of the Company:	October 2, 2096
Name of the Majority Shareholder:	**Fargo Holding (Gibraltar)**
Corporate Domicile:	10/8 International Commercial Centre Casemates Square - Gibraltar
Principal Activity:	Investments
Equity held by the Controlling Company:	99.999997%
Percentage of votes held by the Controlling Company:	99.999997%

COMMON STOCK STATUS			
Shares			Subscribed issued and paid up *(Pesos)*
Number of shares	Type of stock	Nº of votes per share	
12,401,199	Ordinary, registered, non-endorsable with a face value of Ps. 10 each	1	124,011,990

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
as of June 30, 2002 and 2001
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 2 and 4)

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
ASSETS		
Current Assets		
Cash and banks (Note 5 and Schedule G)	2,328,696	2,270,996
Investments (Schedule D)	-	1,590,755
Accounts receivable, net (Notes 6 and 19 and Schedules E and G)	12,747,868	44,560,176
Other receivables (Notes 7, 18 and 19 and Schedule G)	3,415,743	9,131,541
Inventories, net (Note 8 and Schedule E)	6,795,528	8,309,194
Other assets (Note 9)	3,407,163	2,688,356
Total Current Assets	28,694,998	68,551,018
Non-Current Assets		
Accounts receivable, net (Notes 6 and 19 and Schedule E)	1,103,953	1,999,342
Other receivables (Notes 7 and 19 and Schedules E y G)	327,106	10,501,060
Investments (Schedules C and D)	246,661	20,902,710
Property, plant and equipment, net (Schedules A and G)	114,497,867	115,449,807
Intangible assets, net (Schedule B)	65,700,820	283,240,297
Other assets (Note 9)	2,755,430	4,883,992
Total Non-Current Assets	184,631,837	436,977,208
TOTAL ASSETS	213,326,835	505,528,226
LIABILITIES		
Current Liabilities		
Accounts payable (Notes 10 and 19 and Schedule G)	21,644,477	55,487,911
Short-term debt (Notes 11 and 19 and Schedule G)	635,096,633	28,656,749
Salaries and social security payable (Notes 12 and 19)	4,786,206	3,512,533
Taxes payable (Notes 13 and 19)	3,344,716	3,230,997
Other liabilities (Notes 14 and 19 and Schedule G)	8,617,126	2,034,814
Total Current Liabilities	673,489,158	92,923,004
Non-Current Liabilities		
Accounts payable (Notes 10 and 19 and Schedule G)	102,553	192,016
Long-term debt (Notes 11 and 19 and Schedule G)	-	278,757,982
Taxes payable (Notes 13 and 19)	78,803	24,116
Other liabilities (Notes 14 and 19 and Schedule G)	40,800	495,358
Provisions (Note 19 and Schedule E)	2,461,534	4,266,809
Total Non-Current Liabilities	2,683,690	283,736,281
TOTAL LIABILITIES	676,172,848	376,659,285
SHAREHOLDERS' EQUITY	(462,846,013)	128,868,941
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	213,326,835	505,528,226

The accompanying notes and schedules are an integral part of these unaudited consolidated financial statements.

See separate Limited Review's report dated August 23, 2002
PRICE WATERHOUSE & CO.

By (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T°. 68 – F°. 134

Marcelo Aubone
President

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
For the six-month periods ended June 30, 2002 and 2001
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 2 and 4)

	June 30, 2002	June 30, 2001
	(Pesos)	*(Pesos)*
Net sales (Note 15)	84,421,283	133,628,543
Cost of sales (Schedule F)	(55,441,857)	(68,666,186)
Gross profit	28,979,426	64,962,357
Selling expenses (Schedule H)	(29,941,784)	(43,516,675)
General and Administrative expenses (Schedule H)	(194,347,900)	(20,998,198)
Operating (loss) / profit	(195,310,258)	447,484
Other expenses and income, net (Note 16)	(4,055,158)	(1,130,578)
Financial results, net (which include the gain/(loss) on exposure to inflation) (Note 17):		
Generated by assets	(27,170,541)	(20,341)
Generated by liabilities	(281,746,045)	(22,523,369)
Net loss for the period	(508,282,002)	(23,226,804)

The accompanying notes and schedules are an integral part of these unaudited consolidated financial statements.

See separate Limited Review's report dated August 29, 2002
PRICE WATERHOUSE & CO.

By (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T°. 68 - F°. 134

Marcelo Albone
President

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month periods ended June 30, 2002 and 2001
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 2 and 4)

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
CHANGES IN FUNDS		
Funds at the beginning of the period	6,464,832	10,215,103
Decrease in funds	(4,136,136)	(6,353,352)
Funds at the end of the period	2,328,696	3,861,751
CAUSES OF CHANGES IN FUNDS		
Net loss for the period	(308,282,002)	(23,220,804)
Plus: Items not entailing the use of funds		
Depreciation of property, plant and equipment	10,143,392	9,049,263
Net book value of property, plant and equipment decreases	812,853	40,908
Net book value of property, plant and equipment sold	29,400	122,383
Amortization of intangible assets	187,758,665	12,157,209
Net book value of other assets sold	1,409	21,463
Net book value of other assets decreases	131,217	378,426
Loss on impairment of other assets	458,410	-
Depreciation of other assets	345,436	246,282
Accrued salaries and social security pending payment	1,285,611	2,152,898
Indemnities to personnel pending payment	458,497	250,582
Increase in provision for lawsuits	535,681	493,889
Increase in allowance for doubtful accounts	3,475,154	1,130,912
Loss/(gain) from the sale of property, plant and equipment in installments	75,467	(17,606)
Interest receivable	-	(119,248)
Holding on inventories, exchange differences and the gain/(loss) on exposure to inflation	266,866,528	389,974
Accrued interests pending payment	38,323,834	13,993,870
Accrued tax on corporate indebtedness	923,028	1,118,823
Restatement to constant currency of cash at beginning of year	(3,160,035)	-
Other	86,004	103,699
Changes in assets and liabilities		
Accounts payable	(3,355,424)	8,960,416
Accounts receivable	823,950	4,991,969
Other receivables	(644,218)	2,724,798
Inventories	2,013,390	(1,714,045)
Other assets	100,557	(960,637)
Salaries and social security payable	(2,625,077)	(3,402,469)
Taxes payable	(260,830)	(5,506,843)
Provision for lawsuits	(211,549)	(384,488)
Other liabilities	1,573,876	(254,196)
Total of funds (used in) provided by the operations	(2,316,778)	22,741,428
Funds (used in) provided by investments activities		
Acquisition of property, plant and equipment	(1,791,828)	(5,569,349)
Expenses on intangible assets	(27,530)	(3,281,995)
Acquisition of subsidiaries	-	(127,278)
Advances for the purchase of shares	-	(961,032)
Total of funds used in investments activities	(1,819,358)	(9,939,854)

See separate Limited Review's report dated August 23, 2002

PRICE WATERHOUSE & CO.

By (Partner)

C.P.C.E.C.A.B.A. T°1 F°1 R.A.P.U.

Dr. Ruben O. Mosi

Public Accountant (U.B.A.)

C.P.C.E.C.A.B.A. T° 68 – F° 134

Marcelo Aubone

President

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month periods ended June 30, 2002 and 2001
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 2 and 4)
(Continued)

	June 30, 2002 (Pesos)	June 30, 2001 (Pesos)
Funds (used in) provided by financial activities		
Decrease in loans	-	(19,154,926)
Total of funds used in financial activities	-	(19,154,926)
Decrease in funds	(4,136,136)	(6,353,352)

	June 30, 2002 (Pesos)	June 30, 2001 (Pesos)
Supplemental cash flow information		
Non-cash financial activities		
- Sale of property, plant and equipment in installments	35,608	17,606
- Debt for the acquisition of subsidiaries	5,469,259	297,342

The accompanying notes and schedules are an integral part of these unaudited consolidated financial statements.

See separate Limited Review's report dated August 2? 2002
PRICE WATERHOUSE & CO.
By (Partner)
C.P.C.E.C.A.B.A. T°1 F°1 R.A.P.U.
Dr. Rubén O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T°. 68 – F°. 134

Marcelo Aubone
President

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2002 and 2001
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)

Note 1: *Argentine Economic situation and its impact on the Company's Economic and Financial Position*

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to comply with its commitments has been impaired, as has access to bank financing.

As from December 3, 2001 restrictions on cash availability and circulation and the transfer of foreign currency abroad have been imposed. Subsequently, the Government declared default on external debt payments.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law N° 25,561 (Ley de emergencia pública y reforma del régimen cambiario) that involved significant changes to the prevailing economic policy and the amendment of the currency convertibility Law in force since March 1991. On February 3, 2002 the Government announced new economic measures that were implemented through Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, that modified some of the measures included on Law N° 25,561. These decrees are being complemented with other regulations, some of which may have been pending at the date at issuance of these financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

Some of the measures taken by the Government, in force at the date of issuance of these financial statements, and related effects on the Company's financial position are described below.

Exchange system

On February 8, 2002 a single free exchange market system was established through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank and there are certain requirements for settling and collecting foreign currency arising from exports.

Bank deposits

Decree 214 state that, as from February 3, 2002 bank deposits denominated in U.S. dollars or other foreign currencies will be converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of checking accounts and savings accounts balances denominated in dollars and time deposits balances denominated in pesos or dollars, which will be paid back in installments whose amounts and due dates depend on balances recorded. As from February 3, 2002 an adjusting index (CER) and an interest rate will be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC. In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds. If the depositors do not elect to receive Government Bonds, they will receive bonds issued by the Bank that will observe the pre-existing conditions.

Note 1: *Argentine Economic situation and its impact on the Company's Economic and Financial Position* (Continued)

Receivables and debts not related to the financial system

Accounts receivable and payable denominated in dollars or other foreign currency and agreements between private entities that state prices or fees in dollars or other foreign currency were converted to pesos at an exchange rate of $ 1 per US$ 1 or its equivalent in such other foreign currency. An adjusting index (CER) is to be applied to these balances as from February 3, 2002. If goods or services prices are higher or lower than amounts paid at corresponding due dates the parties can request a price readjustment. If the parties involved do not reach an agreement, lawsuits or other legal action may be initiated.

Income tax

Exchange losses recorded due to devaluation are deductible for income tax purposes over a five-year period.

Valuation of foreign currency receivables and liabilities

In accordance with Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and (Resolution N° 392 of the National Securities Commission) (Resolution 2/02 of the Superintendence of Corporations), the Company has recognized the effects of the devaluation as from January 1, 2002.

It is the Company's policy to record the liabilities in foreign currency based on the proof of claims in foreign currency presented by creditors. For this reason, in view of the need to state in constant currency the liabilities captions denominated in foreign currency, such captions have been stated in accordance with the policy for claims from creditors.

The exchange differences arising during the period were expensed and are shown in Note 17 as exchange differences generated by assets and liabilities.

Recognition of the effects of changes in the purchasing power of currency

As established by Resolution N° 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (and Resolution N° 240/02 of the Argentine Federation of Professional Councils in Economic Sciences) (and Resolution N° 415/02 of the National Securities Commission) the financial statements must contemplate the effects of the changes in the purchasing power of the currency in accordance with Technical Resolution N° 6 of the FACPCE, as amended by Technical Resolution N° 19 of that Federation, as from January 1, 2002. This situation is explained in Note 4 to the Accounting Principles.

The Company is taking a variety of actions as a result of the present recession and to attempt to limit the negative impact on ongoing operations.

The impact generated by measures adopted to date by the Government on the financial position of the Company as of June 30, 2002 was calculated on the basis of management present assessments. Actual results could differ from current management assessments and such differences could be material. Among other items, there is uncertainty regarding the flows of funds and future results to be generated by the operations of the Company and therefore as to whether the recoverable values of fixed assets and intangible assets exceed their corresponding net recorded book values, which amount to Ps. 114,497,867 and Ps. 65,700,820, respectively. Therefore, the Company's financial statements may not include all adjustments that might ultimately result from these adverse conditions. Future economic developments and related effects on the Company's financial position cannot presently be determined. Therefore, any decision taken on the basis of these financial statements must consider the effects of these measures and their future development and the Company's financial statements should be read under the light of circumstances herein described.

Note 1: Argentine Economic situation and its impact on the Company's Economic and Financial Position (Continued)

The Company records significant indebtedness. At June 30, 2002, the financial debt recorded by the Company amounts to Ps. 635,096,633, which includes loans with financial entities for US$ 31,680,663 and a debt with foreign holders of negotiable bonds issued by the Company for US$ 134,575,000 (in both cases, principal plus interest accrued at period-end).

In addition, in the period ended on June 30, 2002 the Company recorded a net loss of Ps. 508,282,002, accumulated losses of Ps. 740,567,344 and a working capital deficit of Ps. 644,794,160. Company Management is currently defining and implementing an action plan to attempt these circunstances. While the Company believes that there are certain alternatives available, there can be no assurance that the Company will be successful in implementing any such alternatives or that any such alternatives, if implemented, will enable the Company to meet its obligations.

Changes in the country's economic conditions and the situations that have been described concerning the Company generate uncertainty about the Company's ability to continue as a going concern. The financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not included any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, requiring it to realize its assets and settle its liabilities, including contingent liabilities, in conditions other than those of the normal course of its business.

In view of these circumstances, in order for the Company to continue to operate normally, it is required to: 1) renegotiate satisfactorily all due dates of principal and interest payments and the terms and conditions of the financial loans and negotiable obligations, as well as its other liabilities, on the basis of its actual ability to pay debts and satisfactorily comply with the reorganization plan, 2) continue to adopt measures to overcome the loss of its capital stock and/or request that new capital contributions be made, which enable it to obtain the necessary funds to settle all its liabilities and commitments undertaken and to absorb or recover the depreciation of its fixed assets and amortization of goodwill, and other items capitalized in intangible assets.

Note 2: Principles of Consolidation

As required by General Resolutions N° 368/01, N° 398/02 and 415/02 of the CNV, which establishes that consolidated financial statements must be submitted following the procedure outlined in Technical Resolution N° 4 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE). The Balance Sheet at June 30, 2002 and 2001 of the Company, and the related Statements of Operations and Cash Flows for the six-month periods ended June 30, 2002 and 2001 have been consolidated on a line-by-line basis with the financial statements of the Company's subsidiaries in which it controls a majority of the voting shares (Note 3).

For consolidation purposes the financial statements of Enicor S.A. (a company organized under the laws of República Oriental del Uruguay ("R.O.U." or "Uruguay")) have been prepared in accordance with the accounting standards prevailing in Argentina. Enicor S.A. used the convert/adjust financial statement translation method as called for by Technical Resolution N° 13 of the FACPCE.

As a result of the decline in inflation in the Uruguayan economy in the last few years, this country has ceased to be considered hyperinflationary, for which reason Enicor S.A. has decided to discontinue the restatement of its financial statements as from January 1, 2000.

Note 2: Principles of Consolidation (Continued)

The consolidated financial statements as of June 30, 2001 are presented for comparative purposes, as required by professional accounting standards and have been restated in constant currency as of June 30, 2002. Certain reclassifications have been made to the financial statements as of June 30, 2001 in order to disclose the information contained in them consistently with that of the current year.

Note 3: Corporate Control

As of June 30, 2002 and 2001, the Company shows the following corporate control:

	Percentage of voting shares owned		Closing date of the financial statements used
	06.30.02	06.30.01	
Enicor S.A. (R.O.U.)	100%	100%	06.30.02
Panificación Argentina S.A.I.C.	99.9999%	99.9999%	06.30.02
Capital Foods S.A.	99.9917%	99.9917%	06.30.02
Fresh Food S.A. (1)	99.9997%	99.9997%	06.30.02
Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A. (2)	99.9986%	-	06.30.02

(1) On February 26, 2001 the CNDC approved the acquisition by the Company of 100% of Fresh Food S.A.'s capital stock (Note 25.b. to the unaudited unconsolidated financial statements).
(2) See Note 25.a. to the unaudited unconsolidated financial statements.

The assets and liabilities as of June 30, 2002 and 2001, and the results for the six-month periods ended at such dates, have been consolidated on a line-by-line basis with the financial statements of Compañía de Alimentos Fargo S.A..

Note 4: Accounting Principles

The financial statements of the Company's subsidiaries mentioned in Note 3 have been prepared based on accounting principles consistent with those applied for preparing the financial statements of Compañía de Alimentos Fargo S.A..

1. The financial statements have been prepared in constant currency, recognizing the overall effects of inflation, as the application of the restatement method established by Technical Pronouncement N° 6 de la FACPCE, General Resolution N° 415/02 of the National Securities Commission and Resolution M.D. N° 3/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) and Resolution N° 240/02 of the FACPCE has been resumed since January 1, 2002.

The application of the constant currency restatement method mentioned above had been discontinued from September 1, 1995 to December 31, 2001, in accordance with the provisions of General Resolution N° 368/01 of the National Securities Commission, a criterion that was accepted by professional accounting standards.

2. The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements. These policies have been applied consistently with those of the previous period:

a. Local currency assets and liabilities

The local currency assets and liabilities have been stated at their face value, including if applicable, accrued interest at the end of the period.

Note 4: Accounting Principles (Continued)

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were translated at the exchange rate prevailing on the balance sheet date, including if applicable, accrued interest at the end of the period.

c. Investments

Non-current:

- Investments in other companies - Advances on account of future share purchases:

  The advances recorded under this caption are stated at their face value at the end of the period.

- Other investments – Properties:

  The real estate properties are stated at their fair market value as of October 31, 1997, based on an appraisal performed by independent professionals, less accumulated depreciation, calculated under the straight-line method over an estimated useful life of 50 years. The values of real estate thus determined were restated in the currency with a year-end value following the guidelines detailed in Section 1., net of the corresponding accumulated depreciation.

d. Accounts receivable

Accounts receivable are stated at estimated realizable values net of the allowance for doubtful accounts which is considered by management to be sufficient to meet any future losses related to uncollectible amounts.

e. Inventories

Inventories are stated at replacement cost and/or production cost at the end of the period, which does not exceed their recoverable values.

f. Property, plant and equipment

Properties:

The real estate properties are stated at their fair market value as of October 31, 1997, based on an appraisal performed by independent professionals. The building improvements occurred after such date, have been valued at their acquisition cost restated in the currency with a year-end value following the guidelines detailed in Section 1..

Other:

The additions occurred up to August 31, 1995, are recorded at cost, adjusted for the cumulative inflation from the date of acquisition until August 31, 1995. Additions after August 31, 1995 are stated at their acquisition cost restated in the currency with a year-end value following the guidelines detailed in Section 1..

Note 4: Accounting Principles (Continued)

In the case of certain fixed assets other than building where appraisals were performed prior to the acquisition, the appraised value adjusted for inflation as of August 31, 1995, less accumulated depreciation as of October 31, 1997, was used as the fair value recorded at acquisition date by the Company.

The software line includes the costs that were necessary to implement an integrated SAP R/3 administrative-accounting and management control system. These charges are being amortized following the straight - line method over five years as from the start-up date.

The values of the fixed assets thus determined are disclosed net of the corresponding accumulated depreciation, calculated using the straight-line method, over the estimated useful lives of the related assets, which are specified below:

Assets	Years
Buildings	50
Buildings improvements	10
Machinery and equipment	10
Facilities	10
Computer hardware	5
Software	5
Furniture and fixture	10
Vehicles	5
Molds, plastic trays, containers, platforms and cases	5
Spare parts	10

The values of the fixed assets, taken as a whole, do not exceed their recoverable value.

g. Intangible assets

Goodwill represents the excess of the purchase price paid for the companies' shares acquired over the fair value of their net assets.

Such values arose from the Company's (direct or indirect) purchase of shares in Fargo S.A., Pemsa S.A., Panificación Argentina S.A.I.C., Panino S.A., Enicor S.A., Gouguenheim S.A., Distribuidora Argentina de Comestibles S.A.I.C.F.A., Compañía FEGOPRE de Valores Mobiliarios y Garantía S.A., Fluxinvest S.A., Capital Foods S.A., Fresh Food S.A. and Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A.. Goodwill has been restated in the currency with a year-end value following the guidelines detailed in Section 1., and is amortized on a straight-line basis over 20 years as from the month following its addition.

The aforementioned goodwill values are amortized following the straight-line method over a twenty-year period, counted as from the month following that of their capitalization.

The Company makes regular evaluations of the recoverability of the initial investment based on updated projections. As a result of the evaluations made during the current period and the fiscal years 2001 and 2000, the Company decided to reduce the value of the initial investment by Ps. 177,444,489, Ps. 19,816,269 and Ps. 9,897,962, respectively.

Other intangible assets:

- Financing fees and expenses related to bank loan: Represent expenses and fees incurred in relation to the "Bridge Loan" obtained by the Company to issue the negotiable bonds mentioned in Note 24.a. to the unconsolidated financial statements. These expenses were fully amortized following the straight-line method over the term set for repaying the loan.

Note 4: Accounting Principles (Continued)

Furthermore, this line also includes the expenses incurred in connection with the "Senior Secured Revolving Credit Agreement" settled on July 27, 2000, as well as those corresponding to the "Amended and Restated Senior Secured Credit Agreement" mentioned in Note 24.b. to the unconsolidated financial statements. These charges are stated at cost and are being amortized on a straight - line method over the life of the related loans.

- Expenses related to negotiable bonds: They correspond to costs and fees incurred in relation to the issuance and registration of negotiable bonds on July 27, 1998 and March 30, 1999. These charges are stated at cost and are amortized following the straight-line method, over the same term of the aforementioned financing (See Note 24.a. to the unconsolidated financial statements).

- Reorganization and development of new projects expenses: They correspond to expenses incurred by the Company regarding its reorganization (purchase of the Company's shares and the merger process). These expenses are stated at cost and were fully amortized following the straight-line method over a three-year period beginning July 1, 1998. In addition, this line includes expenses relating to new projects, which were fully amortized following the straight-line method over the term set from their implementation.

h. Other assets

- Spare parts:

Spare parts have been valued at their acquisition cost restated in the currency with a year-end value following the guidelines detailed in Section 1..

- Inactive Assets:

Unused assets (mainly machinery) have been reclassified under Fixed Assets, because their use has been discontinued. These assets have been valued at their acquisition cost restated in the currency with a year-end value following the guidelines detailed in Section 1., net of the corresponding accumulated depreciation calculated on a straight-line basis based on the estimated useful life assigned to the assets.

- Assets delivered under a loan for use agreement:

These assets have been valued at their acquisition cost restated in the currency with a year-end value following the guidelines detailed in Section 1., net of the corresponding accumulated depreciation calculated on a straight-line basis based on the estimated useful life assigned to the assets.

- Promotional Materials:

These materials consist of promotional products used by the Company to promote and increase knowledge of its brand. These assets have been valued at their acquisition cost restated in the currency with a year-end value following the guidelines detailed in Section 1..

The value of other assets, taken as a whole, does not exceed their recoverable value.

Note 4: Accounting Principles (Continued)

i. Provisions for litigation, contingencies and allowances

- Deducted from assets:

The Company booked a bad debt allowance based on the estimated uncollectibility risk and set up an inventory valuation allowance, corresponding to the difference between cost and realizable values.

- Included under liabilities:

The Company is involved in legal proceedings, claims and litigation arising from the ordinary course of business. Provisions have been established to cover losses on litigation matters and other probable contingencies and for which amounts can be reasonably determined, based on the Company lawyers's report.

j. Income tax and tax on Minimum Notional Income ("Impuesto a la Ganancia Mínima Presunta")

As a result of the accumulated tax loss carryforwards, the Company did not recognize an income tax provision at the end of the period.

Law N° 25,063 enacted a tax on minimum notional income for ten fiscal years (See Note 29.b. to the unconsolidated financial statements). This tax is supplementary to income tax, as while the latter is levied on the taxable net income for the year, the former is levied on the potential income from certain assets at a rate of 1%, and the Company must pay the higher of these two taxes.

Any excess of the tax on minimum notional income over and above income tax in a given fiscal year may be computed as a payment on account of the income tax to arise in the next ten fiscal years, as established by Law N° 25,360 published in the Official Bulletin dated December 12, 2000, thus amending the original term initially set at four fiscal years.

The tax on minimum notional income corresponding to the current period was considered as a non-current receivable, as shown in Note 7.

The Company periodically (annual) evaluates the recoverability of this tax based on updated projections; therefore Compañía de Alimentos Fargo S.A. and Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A. have covered their accumulated tax at December 31, 2001 and May 31, 2002 with an allowance, because they have determined that the possibility of offsetting it with income tax to be generated in the terms mentioned above is uncertain.

k. Results for the period

Income and expense items have been disclosed in the currency values of the period to which they correspond, except for the charges for assets consumed (fixed asset depreciation, depreciation of other assets and intangible asset amortization) the amounts of which were determined based on the values of those assets. Such items have been adjusted for inflation applying the corresponding adjusting indexes to the historical amounts.

The gain/(loss) on exposure to inflation of the net monetary positions is the counterpart for the adjustments made to all non-monetary asset and liability and income and expense items that were restated in the currency with a year-end value.

Note 4: Accounting Principles (Continued)

Financial results, exchange differences and the gain/(loss) on exposure to inflation have been disclosed according to whether they were generated by assets or by liabilities.

l. Statement of Cash Flows

For purposes of presentation of the Consolidated Statement of Cash Flow, cash and cash equivalents as well as banks and readily realizable investments are treated as cash. The Company follows the indirect method, which calls for a series of adjustments to the results of the period in order to arrive at the funds generated by operations or used for them.

m. Use of estimates

The preparation of financial statements requires management to make estimates and assessments which affect the amounts of contingent assets and liabilities disclosed at the date of these financial statements, as well as the income and expenses recorded during the period. The Company's management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization charges, the recoverable value of assets, the valuation allowance for inventories and the provision for contingencies and taxes. However, the actual future results may differ from the estimates and assessments made at the date of these financial statements.

Note 5: Cash and banks

The breakdown of this caption is as follows:

	June 30, 2002 (Pesos)	June 30, 2001 (Pesos)
Cash (Schedule G)	457,348	247,250
Petty cash	7,750	98,698
Banks in local currency	1,657,969	1,513,781
Banks in foreign currency (Schedule G)	205,629	411,267
	2,328,696	2,270,996

Note 6: Accounts receivable, net

The breakdown of this caption is as follows:

	June 30, 2002 (Pesos)	June 30, 2001 (Pesos)
Current		
Trade accounts receivable (Schedule G)	19,328,172	44,373,652
Notes receivable	973,823	2,158,628
Less:		
Allowance for doubtful accounts (Schedule E)	(7,554,127)	(1,972,104)
	12,747,868	44,560,176
Non-Current		
Debtors under legal proceedings	2,746,772	4,704,512
Notes receivable	343,811	788,540
Less:		
Allowance for doubtful accounts (Schedule E)	(1,986,630)	(3,493,710)
	1,103,953	1,999,342

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Note 7: Other receivables

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Current		
Tax credits and withholdings	1,511,914	3,230,351
Advances to suppliers (Schedule G)	325,098	653,299
Companies under article 33 Law 19,550 (Note 18 and Schedule G)	-	2,632,041
Prepaid insurance (Schedule G)	81,410	184,395
Advances to employees	127,590	140,382
Prepaid expenses (Schedule G)	176,656	609,559
Prepaid advertising expenses	-	199,661
Receivables from legal proceedings	122,330	177,316
Other (Schedule G)	1,070,745	1,304,537
	3,415,743	9,131,541
Non-Current		
Asset tax credit	5,063,895	10,374,329
Allowance for asset tax credit (Schedule E)	(4,753,079)	-
Other (Schedule G)	16,290	126,731
	327,106	10,501,060

Note 8: Inventories, net

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Goods for resale	176,137	805,890
Finished goods	560,718	1,168,724
Work in process	235,800	578,958
Raw materials and packaging materials	4,797,178	5,195,616
Subtotal (Schedule F)	5,769,833	7,749,188
Advances to suppliers	1,021,231	612,130
Goods in transit	9,848	59,074
Less:		
Valuation allowance of inventories (Schedule E)	(5,384)	(111,198)
	6,795,528	8,309,194

Note 9: Other assets

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Current		
Spare parts	1,892,790	2,083,809
Assets released for sale	1,241,170	-
Promotional material	254,343	494,540
Other	18,860	110,007
	3,407,163	2,688,356
Non-Current		
Spare parts	1,555,240	2,062,279
Inactive assets	639,785	811,009
Assets delivered on loan	560,405	2,010,704
	2,755,430	4,883,992

Note 10: Accounts payable

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Current		
Local suppliers (Schedule G)	18,021,069	48,776,029
Foreign suppliers (Schedule G)	88,518	423,567
Unbilled by suppliers (Schedule G)	3,534,890	6,288,315
	21,644,477	55,487,911
Non-Current		
Local Suppliers (Schedule G)	102,553	192,016
	102,553	192,016

Note 11: Short-term and long-term debt

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Short-term debt		
Negotiable bonds – Principal amount (1) (Schedule G)	458,400,000	-
Collateralized bank debt – Principal amount (1) (Schedule G)	114,600,000	14,671,473
Collateralized bank debt – Accrued interest (1) (Schedule G)	62,096,633	13,985,276
	635,096,633	28,656,749
Long-term debt		
Negotiable bonds – Principal amount (1) (Schedule G)	-	234,743,564
Collateralized bank debt – Principal amount (1) (Schedule G)	-	44,014,418
	-	278,757,982

(1) Details on issuance of negotiable bonds and of the Amended and Restated Senior Secured Credit Agreement are mentioned in Note 24 to the unconsolidated financial statements.

Note 12: Salaries and social security payable

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Current		
Salaries payable	1,057,268	77,853
Social security payable (1)	1,187,642	2,124,975
Accrual for vacation and other	1,971,931	1,059,123
Indemnities to personnel	569,365	250,582
	4,786,206	3,512,533

(1) As a result of its failure to pay its social securities obligations, the Company took part in a Payment Facilities Regime established by National Decree N° 338/02 covering debts with the Federal Administration of Public Revenue which fell due between January 1, 2002 and June 1, 2002.

Note 13: Taxes payable

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Current		
Minimum notional income tax provision, net	67,413	912,477
Tax on corporate indebtedness (1)	730,783	1,118,823
VAT payable, net (1)	1,676,490	3,685
VAT withholdings	266,159	444,821
Income tax withholdings	158,995	264,003
Turnover tax payable, net	48,888	118,112
Turnover tax withholdings	95,306	163,071
Other	300,682	206,005
	3,344,716	3,230,997
Non-Current		
Turnover tax payable - Moratoria	-	24,116
VAT payable, net (1)	8,229	-
Tax on corporate indebtedness – Moratoria (1)	70,574	-
	78,803	24,116

(1) As a result of its failure to pay its tax obligations, the Company took part in a Payment Facilities Regime established by National Decree N° 338/02 covering debts with the Federal Administration of Public Revenue which fell due between October 1, 2001 and April 1, 2002.

Note 14: Other liabilities

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Current		
Guarantee deposits received from customers (Schedule G)	547,072	1,090,910
Debt for the acquisition of fixed assets (Schedule G)	990,650	517,750
Debt for the acquisition of subsidiaries (1) (Schedule G)	6,598,150	187,795
Indemnity agreements payable	3,600	7,042
Other	477,654	231,317
	8,617,126	2,034,814
Non-Current		
Guarantee deposits received from customers	-	9,047
Debt for the acquisition of fixed assets (Schedule G)	-	285,605
Debt for the acquisition of subsidiaries (Schedule G)	-	109,547
Indemnity agreements payable	36,000	78,052
Other	4,800	13,107
	40,800	495,358

(1) Includes Ps. 2,242,267 for liabilities in schemes of arrangement that were deducted from the purchase price of the subsidiary.

Note 15: Net sales

The breakdown of this caption is as follows:

	June 30, 2002 Gain / (loss) *(Pesos)*	June 30, 2001 Gain / (loss) *(Pesos)*
Sales of bakery products (1)	82,314,275	132,802,661
Sales of sub-products and others (1)	2,444,954	1,627,998
Exports reimbursements (2)	194,513	23,778
Turnover tax payable	(532,459)	(825,894)
	84,421,283	133,628,543

(1) Net sales are adjusted for discounts and returns, if applicable.
(2) Correspond to the percentage of the FOB value of exports, which was established through a Convergence Factor provided by Resolution N° 803/2001 of the Ministry of Economy and Public Works and Utilities, published in the Official Gazette on June 18, 2001, which regulates a temporary regime to foster exports. Furthermore, that line includes exports reimbursements, which under Resolution N° 220/2001, were reinstated for goods exported to Mercosur country members.

Note 16: *Other expenses and income, net*

The breakdown of this caption is as follows:

	June 30, 2002 Gain / (loss) *(Pesos)*	June 30, 2001 Gain / (loss) *(Pesos)*
Recovery of expenses	34,095	67,992
(Loss)/gain from the sale of property, plant and equipment	(484,410)	132,118
Indemnities to personnel	(1,748,976)	(636,818)
Write down of investments (Note 21.c.)	(1,012,181)	-
Loss on impairment of other assets	(458,410)	-
Other (1)	(385,276)	(693,870)
	(4,055,158)	(1,130,578)

(1) At June 30, 2001, the net book value of Ps. 378,426 of other unusable assets written off has been included.

Note 17: Financial results, net (which include the gain/(loss) on exposure to inflation)

The breakdown of this caption is as follows:

	June 30, 2002 Gain / (loss) *(Pesos)*	June 30, 2001 Gain / (loss) *(Pesos)*
Generated by assets:		
Interest income (Note 18)	46,643	309,472
Holding on inventories, exchange differences and the gain/(loss) on exposure to inflation	(27,217,184)	(329,813)
	(27,170,541)	(20,341)
Generated by liabilities:		
Interest expense	(38,973,185)	(19,345,485)
Holding on inventories, exchange differences and the gain/(loss) on exposure to inflation	(240,383,329)	(414,023)
Amortization of bank charges and loans expenses (Schedule B)	(573,019)	(567,704)
Amortization of expenses on issuance and registration of negotiable bonds (Schedule B)	(752,341)	(752,341)
Tax on corporate indebtedness	(923,028)	(1,087,084)
Other	(141,143)	(356,732)
	(281,746,045)	(22,523,369)
Net financial results	(308,916,586)	(22,543,710)

Note 18: Companies under Article 33 Law 19,550

The balances and operations with companies under Art. 33 Law 19,550 as of June 30, 2002 and 2001 and for the six-month periods ended June 30, 2002 and 2001, are as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
ASSETS		
Other receivables		
Global Foods Co. (1)	-	2,632,041
Total assets	-	2,632,041
OPERATIONS		
Interest from loans		
Global Foods Co. (1)	-	119,248
Total income	-	119,248

(1) Controlling Company of the majority shareholder of Compañía de Alimentos Fargo S.A..

Note 19: Additional information on assets and liabilities

The breakdown of assets and liabilities as of June 30, 2002 is as follows:

ASSETS		Accounts Receivable *(Pesos)*	Other receivables *(Pesos)*	Total *(Pesos)*
To mature				
3rd quarter 2002		9,539,830	2,203,281	11,743,111
4th quarter 2002		125,940	151,614	277,554
1st quarter 2003		88,769	46,323	135,092
2nd quarter 2003		72,547	674,792	747,339
More than one year		1,103,953	327,106	1,431,059
Subtotal		10,931,039	3,403,116	14,334,155
No fixed term		563,640	218,975	782,615
Past due		2,357,142	120,758	2,477,900
Total	(1)	13,851,821	3,742,849	17,594,670
Not accruing interest		13,237,572	3,742,849	16,980,421
At a fixed rate		614,249	-	614,249
Total	(1)	13,851,821	3,742,849	17,594,670

(1) Shown net of the allowance for doubtful accounts.

LIABILITIES	Accounts payable *(Pesos)*	Short-term and long-term debt *(Pesos)*	Salaries and social security payable *(Pesos)*	Taxes payable *(Pesos)*	Other liabilities *(Pesos)*	Provisions *(Pesos)*	Total *(Pesos)*
To mature							
3rd quarter 2002	9,109,583	-	3,605,381	1,909,825	1,015,550	-	15,640,339
4th quarter 2002	589,149	-	220,621	528,038	50,203	-	1,388,011
1st quarter 2003	211,643	-	-	24,822	900	-	237,365
2nd quarter 2003	9,765	-	-	92,562	900	-	103,227
More than one year	102,553	-	-	78,803	40,800	2,461,534	2,683,690
Subtotal	10,022,693	-	3,826,002	2,634,050	1,108,353	2,461,534	20,052,632
No fixed term	-	571,295,922	960,204	3,666	984,587	-	573,244,379
Past due	11,724,337	63,800,711	-	785,803	6,564,986	-	82,875,837
Total	21,747,030	635,096,633	4,786,206	3,423,519	8,657,926	2,461,534	676,172,848
Not accruing interest	21,542,580	62,096,633	4,191,226	1,646,887	5,797,464	-	95,274,790
At a fixed rate (1)	204,450	458,400,000	594,980	1,776,632	2,860,462	2,461,534	466,298,058
At a variable rate (2)	-	114,600,000	-	-	-	-	114,600,000
Total	21,747,030	635,096,633	4,786,206	3,423,519	8,657,926	2,461,534	676,172,848

(1) Negotiable bonds accrue interest at an annual rate of 13.25%.
(2) The loan agreement called "Amended and Restated Senior Secured Credit Agreement" accrues an annual interest rate of 9.9375%.

Note 20: Assets collateralizing debt

Further to the information provided in Note 18 to the unaudited unconsolidated financial statements of Compañía de Alimentos Fargo S.A., in connection with the new loan agreement referred to in Note 24.b. to the unaudited unconsolidated financial statements, the Company has granted new security in favour of Bankers Trust Company, instead of the earlier security granted to it, as follows:

- Pledge on subsidiaries' shares: senior pledge on the Company's equity interests in its controlled companies Panificación Argentina S.A.I.C., Capital Foods S.A. and Enicor S.A..

To comply with the provisions of the loan agreement, on May 24, 2001, a senior pledge was set up on Fresh Food S.A.'s shares that had been acquired by the Company (Note 25.b. to the unaudited unconsolidated financial statements).

- Pledge on trademarks: senior pledge with conveyance on certain trademarks owned by the Company, as well as of its controlled companies Panificación Argentina S.A.I.C. and Capital Foods S.A., for up to US$ 30 million.

- Pledge on Machinery and Mortgages: senior pledges and mortgages with conveyance on certain machinery and properties owned by the Company and its controlled company Panificación Argentina S.A.I.C. for up to US$ 30 million in each case.

As of June 30, 2002, the breakdown of assets subject to a security interest is as follows:

Description		Book value	Institution that grants the loan		Amount owed at 06.30.02	Type of guarantee
Properties		34,355,448	Bankers Trust Company	(2)	121,020,133	Mortgage (3)
Machinery		17,816,988	Bankers Trust Company	(2)	121,020,133	Pledge (3)
Trademarks	(1)	29,995	Bankers Trust Company	(2)	121,020,133	Pledge (3)

(1) As of June 30, 2002 they were fully amortized, except for the Capital Foods S.A. trademarks.
(2) This relates to the new loan agreement for US$ 30 million, plus interest accrued at the end of the period (Note 24.b. to the unaudited unconsolidated financial statements).
(3) The principal secured is for up to US$ 30 million for each type of collateral.

Note 21: Significant events

a. Because of the Company's difficult economic situation and the deep economic crisis in Argentina, the Company failed to pay the interest accrued on negotiable obligations in the amount of US$ 7.9 million, which became due on February 1, 2002. The Company communicated this non-fulfillment to the regulatory agencies in due time and also informed Citibank N.A., as trustee, about its intention to restructure its obligations under the trust agreement in order to reflect Argentina's present prospects and the Company's ability to generate cash flows.

As a result of the situation mentioned in the previous paragraph and taking into account that the Company did not settle its obligations within the 30-day term established in the contract, all the terms established under the trust indenture can be declared overdue by the trustee, by giving written notice to the Company, or by the holders of negotiable obligations accounting for at least 25% of total principal, or by the trustee at the request in writing from those holders, so that the total sums due under the trust indenture will be immediately claimable.

Note 21: Significant events (Continued)

At any time once all the terms have been declared lapsed, as mentioned above, and until the trustee or any of the bondholders obtain a ruling for the payment of the amounts owed under the trust agreement, the bondholders representing the majority of the amounts owed, through a written notification to the trustee and the Company, can revoke such statement and its consequences, provided (i) the Company pays to, or deposits with, the trustee an amount which is sufficient to cover the payment of all interest due, unpaid principal (owed for reasons other than the declaration of lapsing), additional amounts or premiums, if applicable, which may be due and payable plus interest accrued on those amounts and any expenses incurred by the trustee, its agents or advisors, and (ii) all other non-fulfillment, if any, is remedied or waived.

The above does not infringe the bondholders' individual rights, as they are entitled to file a summary lawsuit against the Company to claim payment of the principal, interest, and additional amounts, if any, which may be due and payable under section 29 of the Negotiable Obligations Law.

In addition, after the close of the period, the Company could not meet the payment of interest accrued on the negotiable obligations for US$ 7.9 million, which fell due on August 1, 2002.

b. At the end of the period, the Company has failed to comply with some economic and financial indicators included in the loan agreement mentioned in Note 24.b. to the unaudited unconsolidated financial statements, related to minimum EBITDA levels, consolidated shareholders' equity, consolidated interest rate coverage and consolidated indebtedness level, as well as the payment of the first principal installments for US$ 1.5 million, US$ 2 million and US$ 4 million, which were due on August 1 and November 1, 2001 and May 1, 2002, respectively. In addition, the Company also failed to comply with the payment of interest on this loan for US$ 650,389 and US$ 601,368, which was due on February 1, 2002 and May 1, 2002 respectively.

After the close of the period, the Company was also unable to meet the payment of interest accrued on such loan for US$ 646,875, which fell due on August 1, 2002.

Because of the market situation and these selective non-fulfillments, the Company is renegotiating the due dates for the principal and interest installments under the loan mentioned above. The Company's Management expects to satisfactorily conclude renegotiation of the terms of the loan and obtain the corresponding waiver from Deutsche Bank and Bankers Trust Company on the understanding that there are no factors that might adversely affect such negotiation. If the Company does not remedy the present situation or does not reach an agreement, the administrative agent (Bankers Trust Company "B.T.") can request the early repayment of the entire loan amount.

The lack of such an agreement might also affect the original terms of the issue of negotiable obligations described in Note 24 paragraph a. to the unaudited unconsolidated financial statements, and the principal owed (US$ 120 million) may have to be repaid early.

c. On March 6, 2002, Compañía de Alimentos Fargo S.A. acquired 99.99% and 0.01% of the capital stock and votes of Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A. from International Bakery Company and Fernando M. Carcavallo, respectively, with effective date December 31, 2001.

Note 21: Significant events (Continued)

On June 5, 2002, the Company transferred to Panificación Argentina S.A.I.C. an ordinary, registered, non-endorsable share, with a face value of de Ps. 10 and entitled to one vote, which represents 0.0014 % of the capital stock and voting rights of Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A..

At June 30, 2002, the balance of the price for this acquisition is approximately US$ 6,5 million.

In addition, during the current period, even though the Company continued to be affected by the profound economic recession, it had to recognize a higher value of Ps. 1,012,181 in respect of the debt for the acquisition of the subsidiaries without a counterpart in the allocation of values to assets, so such value had to be expensed as "Write down of investments" and included in Other expenses and income, net.

d. Filing for Creditor Protection

Considering the impossibility of the Company complying with its short-term obligations as a result of the sharp fall in its sales, the use of all its lines of credit available and the impossibility of it meeting its financial obligations as detailed in Note 24 to the unaudited unconsolidated financial statements, the imminent due date of the refinancing agreed with strategic suppliers that will be impossible for the Company to meet and, mainly, the current situation of the Company's funds that has not only made it impossible for Fargo to meet the mentioned refinancing, but also to continue operating, on June 28, 2002, the Company filed for creditor protection (See Note 1 to the unaudited unconsolidated financial statements).

On August 13, 2002, the Court ordered that creditor protection be granted, which is being heard by the Federal Court of First Instance on Commercial Matters N° 20, in charge of Dr. Raúl A. Taillade, Clerk's Office N° 39, in charge of Dr. Ana V. Amaya, the Law Firm Abrigator, Callea y Nighenzani and the Law Firm Cardero, Rojas, Muñiz y Asociados having been appointed as Trustee and General Trustee, respectively.

At the date of preparing these financial statements the legal terms established for filing the proof of claims had not expired, so creditors may file petitions for proof of claims within a term of up to two years as from the date on which the filing for creditor protection takes place. Upon expiration of this term, the extinction of the obligation will take place due to the running of the statute of limitations, pursuant to Section 56 of Law 24,522. Furthermore, a proposal for the insolvent's reorganization is still pending, so the final amount of the debt and its method of payment have not yet been determined. Therefore, the amounts and payment terms mentioned in these financial statements might be modified as a result of this proceeding. The Company has not estimated or recorded any provision for the related professional fees and/or expenses that could be set or incurred as a result of this proceeding.

Note 21: Significant events (Continued)

e. Enicor S.A.

Compañia de Alimentos Fargo S.A. has been exporting its products to Uruguay, marketing them through Enicor S.A., a subsidiary of the Company in that country. In 2001, the volume of those sales reached approximately 4.5% of total sales by the Company; but as a result of the distortion generated by the exchange regulations recently enacted in Uruguay (which do not allow companies to transfer foreign currency abroad to pay import amounts within a term of less than 180 days, regardless of the commercial conditions agreed by the parties), plus the specific duties that country has imposed on certain products, which include those exported by Fargo, such operation is now impossible and uneconomic.

In view of the above, since July 2002 Enicor S.A. has ceased to import and sell its products and, for this reason, at the date of issue of these financial statements the Company was evaluating an action plan to determine the situation of its subsidiary in the future.

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
For the six-month periods ended June 30, 2002 and 2001
Unaudited Consolidated Property, Plant and Equipment, net

Schedule A

	Original Value							Depreciation							
Principal account	At the beginning of the period (Pesos)	Additions due to the acquisition of subsidiaries (Pesos)	Additions (Pesos)	Decreases (Pesos)	Transfers (Pesos)	Reclassifications (Pesos)	Value at the end of the period (Pesos)	Accumulated at the beginning of the period (Pesos)	Additions due to the acquisition of subsidiaries (Pesos)	Decreases (Pesos)	Reclassifications (Pesos)	For the period (Pesos)	Accumulated at the end of the period (Pesos)	Net carrying value as of June 30, 2002 (Pesos)	Net carrying value as of June 30, 2001 (Pesos)
Land	18,080,528	-	-	-	-	21,060	18,101,588	-	-	-	-	-	-	18,101,588	11,775,576
Buildings	42,174,417	-	259,921	-	6,128	61,925	42,502,391	10,096,950	-	-	31,244	663,109	10,791,303	31,711,088	26,242,671
Machinery and equipment	103,374,087	-	6,954	(1,305,175)	7,686	-	102,083,552	62,845,751	-	(471,347)	-	4,476,345	66,850,749	35,232,803	41,722,228
Facilities	20,106,046	-	71,401	(56,915)	15,056	-	20,135,588	10,730,828	-	(56,915)	-	1,015,205	11,689,118	8,446,470	9,936,640
Computer hardware	4,771,226	-	77,398	(5,186)	-	(115,863)	4,727,575	2,269,961	-	(2,766)	(97,361)	493,139	2,662,973	2,064,602	2,226,429
Software	16,731,932	-	16,516	-	-	-	16,748,448	6,875,457	-	-	-	1,608,750	8,484,207	8,264,241	10,971,315
Furniture and fixtures	7,986,181	-	72,001	(146,868)	1,668	(71,776)	7,841,206	4,993,160	-	(41,592)	(35,060)	325,540	5,242,048	2,599,158	3,094,716
Vehicles	5,749,633	-	387,886	(320,304)	-	(580,647)	5,236,568	5,517,042	-	(311,479)	(355,376)	305,850	5,156,037	80,531	486,567
Molds, plastic trays, containers platforms and cases	23,261,263	-	493,254	(114,260)	-	-	23,640,257	16,837,975	-	(111,281)	-	1,231,245	17,957,939	5,682,318	6,486,389
Spare parts	508,804	-	-	-	-	-	508,804	286,290	-	-	-	24,209	310,499	198,305	246,784
Work in progress	1,379,987	-	271,632	-	142,627	-	1,794,246	-	-	-	-	-	-	1,794,246	2,047,842
Advances to suppliers (1)	360,817	-	134,865	-	(173,165)	-	322,517	-	-	-	-	-	-	322,517	212,650
Total as of June 30, 2002	244,484,921	-	(2) 1,791,828	(1,948,708)	-	(685,301)	243,642,740	120,453,414	-	(995,380)	(456,553)	(3) 10,143,392	129,144,873	114,497,867	-
Total as of June 30, 2001	206,961,258	555,955	5,569,549	(1,345,499)	-	146,916	211,888,179	88,217,713	271,767	(1,182,208)	81,837	(4) 9,049,263	96,438,372	-	115,449,807

(1) See Schedule G.
(2) Ps. 683,888 corresponding to conversion of initial balances are included in "Financial results, net (which include the gain/(loss) on exposure to inflation)" (Note 17).
(3) Ps. 9,749,191 are included in Schedule H and Ps. 329,694 *corresponding to conversion* of initial balances are included in "Financial results, net (which include the gain/(loss) on exposure to inflation)" (Note 17).
(4) Shown in Schedule H.

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
For the six-month periods ended June 30, 2002 and 2001
Unaudited Consolidated Intangible Assets, net

Schedule B

	Original Value				Amortization				Net carrying value as of	Net carrying value as of
Principal amount	At the beginning of the period *(Pesos)*	Additions *(Pesos)*	Reclassifications *(Pesos)*	As of the end of the period *(Pesos)*	Accumulated at the beginning of the period *(Pesos)*	Reclassifications *(Pesos)*	For the period *(Pesos)*	Accumulated as of the end of the period *(Pesos)*	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Goodwill	353,340,082	-	-	353,340,082	112,822,480	-	186,305,006	299,127,486	54,212,596	264,460,341
Fees and expenses re. Bank loans	16,552,340	-	-	16,552,340	13,674,579	-	573,019	14,247,598	2,304,742	3,419,545
Trademarks	352,118	-	-	352,118	314,296	-	7,825	322,121	29,997	45,644
Advertising expenses	1,428,311	-	-	1,428,311	1,428,311	-	-	1,428,311	-	-
Expenses re. Issuance and registration of negotiable bonds	14,866,347	-	-	14,866,347	4,960,521	-	752,341	5,712,862	9,153,485	10,658,168
Reorganization and development of new projects expenses	12,942,176	27,530	-	12,969,706	12,849,232	-	120,474	12,969,706	-	4,656,599
Total as of June 30, 2002	399,481,374	27,530	-	399,508,904	146,049,419	-	(1) 187,758,665	333,808,084	65,700,820	-
Total as of June 30, 2001	375,457,432	3,647,884	22,692	379,128,008	83,729,062	1,440	(2) 12,157,209	95,887,711	-	283,240,297

(1) Ps. 1,325,360 are included in "Financial results, net (which include the gain/(loss) on exposure to inflation)" (Note 17) and Ps. 186,433,305 in Schedule H.

(2) Ps. 1,320,045 are included in "Financial results, net (which include the gain/(loss) on exposure to inflation)" (Note 17) and Ps. 10,837,164 in Schedule H.

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
For the six-month periods ended June 30, 2002 and 2001
Unaudited Consolidated Share interests in other companies

Schedule C

Issuer and characteristics of the securities	Characteristics							Information of the issuer				
	Type	Face value	Number of shares	Quoted market value		Book value as of 06.30.02	Book value as of 06.30.01	Principal activity	Common stock	Results for the period	Shareholders' equity	Percentage of votes
Non-Current investments												
Advances of the purchase of subsidiaries............	-	-	-	-	Ps.	-	20,599,785	Manufacturing and trading of bakery products	-	-	-	-
Total					Ps.	-	20,599,785					

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
Unaudited Consolidated Balance Sheet as of June 30, 2002 and 2001
Other Consolidated Investments

Schedule D

Principal account and characteristics	Net book value as of June 30, 2002 (Pesos)	Net book value as of June 30, 2001 (Pesos)
Current		
Time Deposits	-	1,590,755
	-	**1,590,755**
Non-Current		
Properties - Net carrying value	246,661	302,925
	246,661	**302,925**
Total	**246,661**	**1,893,680**

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
For the six-month periods ended June 30, 2002 and 2001
Unaudited Consolidated Provisions

Schedule E

Items	Value at the beginning of the period (Pesos)	Additions due to the acquisition of subsidiaries (Pesos)	Additions for the period (Pesos)	Deductions for the period (Pesos)	Balance as of June 30, 2002 (Pesos)	Balance as of June 30, 2001 (Pesos)
Deducted from assets						
Allowance for doubtful accounts	13,767,305	-	3,475,154	(7,701,702)	9,540,757	5,465,814
Obsolescence / slow moving reserve	1,823	-	3,561	-	5,384	111,198
Allowance for assets tax	9,326,735	-	-	(4,573,656)	4,753,079	-
Subtotal	23,095,863	-	(1) 3,478,715	(12,275,358)	14,299,220	5,577,012
Included under non-current liabilities						
Provisions for lawsuits	4,576,035	-	535,681	(2,650,182)	2,461,534	4,266,809
Subtotal	4,576,035	-	(2) 535,681	(2,650,182)	2,461,534	4,266,809
Total as of June 30, 2002	27,671,898	-	4,014,396	(3) (14,925,540)	16,760,754	-
Total as of June 30, 2001	8,623,266	30,253	1,624,801	(434,499)	-	9,843,821

(1) Ps. 3,335,585 are included in Schedule H and Ps. 143,130 corresponding to conversion of initial balances are included in "Financial results, net (which include the gain/(loss) on exposure to inflation)" (Note 17).

(2) Shown in Schedule H.

(3) Ps. 13,999,148 have been included in "Financial results net (which include the gain/(loss) on exposure to inflation)" (Note 17) due to the restatement to constant currency of the opening balances and charges for the period.

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
For the six-month periods ended June 30, 2002 and 2001
Unaudited Consolidated Cost of Sales

Schedule F

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Inventory balance at the beginning of the period	5,677,862	6,839,023
Additions due to the acquisition of subsidiaries	-	38,780
Plus:		
Purchases for the period	34,924,689	38,549,591
Production expenses (Schedule H)	20,609,139	30,987,980
Less:		
Inventory balance at the end of the period (Note 8)	(5,769,833)	(7,749,188)
Cost of sales	55,441,857	68,666,186

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
Unaudited Consolidated Balance Sheet as of June 30, 2002 and 2001
Consolidated Foreign Currency Assets and Liabilities

Schedule G

	June 30, 2002				June 30, 2001			
	Type and amount of foreign currency		Current exchange rate (1 y 2)	Amount in local currency *(Pesos)*	Type and amount of foreign currency		Current exchange rate (3)	Amount in local currency *(Pesos)*
ASSETS								
Current Assets								
Cash and banks	US$	40,398	3.82	154,322	US$	411,854	1	411,854
Cash and banks	US$	19,758	3.70	73,106	US$	-	-	-
Accounts receivable, net	US$	244,508	3.82	934,022	US$	355,189	1	355,189
Accounts receivable, net	US$	84,682	3.70	313,325	US$	-	-	-
Other receivables	US$	4,730	3.82	18,067	US$	3,083,308	1	3,083,308
Other receivables	US$	48,865	3.70	180,801	US$	-	-	-
Total Current Assets				1,673,643				3,850,351
Non-Current Assets								
Other receivables	US$	-	-	-	US$	28,697	1	28,697
Advances to suppliers (purchase of property, plant and equipment)	US$	44,000	3.82	168,080	US$	164,191	1	164,191
Total Non-Current Assets				168,080				192,888
Total Assets				1,841,723				4,043,239
LIABILITIES								
Current Liabilities								
Accounts payable	US$	417,164	3.82	1,593,568	US$	2,131,536	1	2,131,536
Accounts payable	US$	215,468	3.70	797,233	US$	-	-	-
Short-term debt	US$	166,255,663	3.82	635,096,633	US$	28,656,749	1	28,656,749
Other liabilities	US$	271,436	3.70	1,004,312	US$	715,561	1	715,561
Total Current Liabilities				638,491,746				31,503,846
Non-Current Liabilities								
Account payable	US$	-	-	-	US$	99,649	1	99,649
Long-term debt	US$	-	-	-	US$	278,757,982	1	278,757,982
Other liabilities	US$	-	-	-	US$	395,152	1	395,152
Total Non-Current Liabilities				-				279,252,783
Total Liabilities				638,491,746				310,756,629

(1) Average exchange rate in effect at June 30, 2002 established by Banco Nación Argentina: US$ 1 = $ 3,82
(2) Enicor S.A., a Company under Article 33 of Law N° 19550, applied the interbank selling exchange rate in effect at June 30, 2002 adopted by the Central Bank of Uruguay: US$ 1= $ 3,70.
(3) Official exchange rate prevailing at June 30, 2001.

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
Unaudited Consolidated Information required under Art. 64, clause (b) of Law 19,550
For the six-month periods ended June 30, 2002 and 2001

Schedule H

Item	Total as of June 30, 2002 (Pesos)	Production cost (Pesos)	General and Administrative Expenses (Pesos)	Selling Expenses (Pesos)	Total as of June 30, 2001 (Pesos)
Fees and payments for services	2,637,080	517,032	1,502,460	617,588	4,832,406
Salaries and wages	14,970,253	7,250,094	2,919,860	4,800,299	26,441,427
Social security contributions	2,919,460	1,517,829	484,392	917,239	4,804,076
Travel and other employee expenses	1,111,732	479,710	208,398	423,624	2,625,822
Freight and transportation	6,759,310	40,993	890	6,717,427	10,114,067
Advertising and promotion	7,862,837	-	-	7,862,837	11,408,115
Insurance	258,901	85,416	38,699	134,786	378,661
Import and export expenses	134,131	-	2,249	131,882	259,619
Security services	573,832	398,724	29,070	146,038	835,150
Electricity, fuel, maintenance and repairs	3,232,418	2,103,801	492,428	636,189	5,534,269
Taxes and contributions	2,252,298	779,481	765,062	707,755	3,119,873
Depreciation of fixed assets	9,749,191	6,771,059	1,104,049	1,874,083	9,049,263
Amortization of intangible assets	186,433,305	-	186,332,536	100,769	10,837,164
Depreciation of other assets	345,436	-	-	345,436	246,282
Defaulting debtors	3,335,585	-	-	3,335,585	1,130,912
Lawsuits	535,681	280,973	67,529	187,179	493,889
Leases	807,389	154,340	67,317	585,732	1,670,967
Other	979,984	229,687	332,961	417,336	1,720,891
Total as of June 30, 2002	244,898,823	20,609,139	194,347,900	29,941,784	-
Total as of June 30, 2001	-	30,987,980	20,998,198	43,516,675	95,502,853

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
Consolidated Summary of Activities
For the six-month periods ended June 30, 2002 and 2001

1. BRIEF COMMENTS ON THE ACTIVITIES OF THE COMPANY

The following analysis should be read in conjunction with the financial statements of the Company at June 30, 2002 and 2001, which have been prepared following the guidelines of General Resolutions N° 368/01, 398/02 and 415/02 issued by the National Securities Commission.

The Company recorded net sales of Ps. 84.4 million during the first half of 2002, 58.2% less than in the same period of the previous year. These sales, which were lower by Ps. 49.2 million, have been due to two factors: lower sales for sliced bread, buns, frozen dough and others strongly influenced by the effect on the industry of the low levels of activity by the Argentine economy, and also because of the recognition of the effects of inflation, with the adoption as from January 1, 2002 of the restatement method established by Technical Resolution N° 6 (See Note 4 to the unaudited consolidated financial statements).

Operating costs (cost of sales and administration and selling expenses) during the first six months of 2002 were Ps. 279.7 million, compared to Ps. 133.1 million in the previous year, an increase of 110%.

In spite of the reduction that took place in operating expenses in general, mainly under the headings of salaries and wages and social security, which were down Ps. 11.5 million because of the personnel reduction that took place, a cut of Ps. 6.9 million in advertising expenses, promotion and distribution expenses, the increase has been due to an increase in the amortization charge for intangible assets for Ps. 175.6 million compared to the same period of the previous year and to the recognition of the effects of inflation (See Note 4 to the unaudited consolidated financial statements).

Financial results were a loss of Ps. 308.9 million in the first six months of 2002, Ps. 286.4 million more than in the same period of the previous year. The increase in these expenses has been due to the fact that on January 6, 2002 the National Government approved Law N° 25,561 (Law on Public Emergency and Reform of the Exchange System) which represented a profound change in the economic model that had been followed until then and the change of the Convertibility Law passed in March 1991 and the recognition of the effects of inflation (See Notes 1 and 4 to the unaudited consolidated financial statements).

2. BALANCE SHEET STRUCTURE

	At 06.30.02 *(Pesos)*	At 06.30.01 *(Pesos)*	At 06.30.00 *(Pesos)*	At 06.30.99 *(Pesos)*	At 06.30.98 *(Pesos)*
Current Assets	28,694,998	68,551,018	68,941,796	65,770,053	39,731,467
Non-Current Assets	184,631,837	436,977,208	469,720,043	455,637,100	439,774,475
Total Assets	213,326,835	505,528,226	538,661,839	521,407,153	479,505,942
Current Liabilities	673,489,158	92,923,004	114,704,092	71,689,476	245,245,756
Non-Current Liabilities	2,683,690	283,736,281	240,674,787	238,512,679	7,139,011
Total Liabilities	676,172,848	376,659,285	355,378,879	310,202,155	252,384,767
Minority interest	-	-	-	-	-
Shareholders' Equity	(462,846,013)	128,868,941	183,282,960	211,204,998	227,121,175
Total Liabilities and Shareholders' Equity	213,326,835	505,528,226	538,661,839	521,407,153	479,505,942

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
Consolidated Summary of Activities
For the six-month periods ended June 30, 2002 and 2001

3. INCOME AND EXPENSE STRUCTURE

	For the six-month period ended June 30, 2002 *(Pesos)*	For the six-month period ended June 30, 2001 *(Pesos)*	For the six-month period ended June 30, 2000 *(Pesos)*	For the six-month period ended June 30, 1999 *(Pesos)*	For the six-month period ended June 30, 1998 *(Pesos)*
Operating (loss) / profit	(195,310,258)	447,484	6,856,198	9,488,834	6,972,702
Other expenses and income, net	(4,055,158)	(1,130,578)	(643,190)	(7,904,694)	(222,355)
Financial results, net (which include the gain/(loss) on exposure to inflation) - (loss)	(308,916,586)	(22,543,710)	(21,544,633)	(18,803,298)	(20,156,270)
Equity in income of affiliated company – Profit	-	-	-	-	39,145
Net operating loss before income tax	(508,282,002)	(23,226,804)	(15,331,625)	(17,219,158)	(13,366,778)
Minority interest	-	-	-	-	(1,223,043)
Income tax	-	-	-	-	(4,954,294)
Ordinary loss	(508,282,002)	(23,226,804)	(15,331,625)	(17,219,158)	(19,544,115)
Net loss for the period	(508,282,002)	(23,226,804)	(15,331,625)	(17,219,158)	(19,544,115)

4. STATISTICS

Production Line	Production Volume (tons)					Sales Volume (tons)				
	At 06.30.02	At 06.30.01	At 06.30.00	At 06.30.99	At 06.30.98	At 06.30.02	At 06.30.01	At 06.30.00	At 06.30.99	At 06.30.98
Buns	7,577	8,918	9,178	9,101	8,777	7,112	8,315	8,355	8,474	8,130
Sliced Bread	15,928	19,265	19,775	19,919	19,515	14,509	17,709	17,771	18,411	17,958
Frozen Dough	8,003	10,165	7,434	5,662	2,176	8,001	10,147	7,431	5,662	2,168
Other Products	3,676	6,294	7,110	8,652	7,107	3,537	5,952	6,565	8,104	6,647
Total	35,184	44,642	43,497	43,334	37,575	33,159	42,123	40,122	40,631	34,903

Production Line	Domestic Market Sales (tons)					Exports (tons)				
	At 06.30.02	At 06.30.01	At 06.30.00	At 06.30.99	At 06.30.98	At 06.30.02	At 06.30.01	At 06.30.00	At 06.30.99	At 06.30.98
Buns	6,709	7,680	7,898	7,960	7,722	403	635	457	514	408
Sliced Bread	14,100	17,085	17,255	17,631	17,393	409	624	516	780	565
Frozen Dough	7,979	9,304	7,149	5,636	2,087	22	843	282	26	81
Other Products	3,522	5,898	6,500	7,939	6,561	15	54	65	165	86
Total	32,310	39,967	38,802	39,166	33,763	849	2,156	1,320	1,485	1,140

5. RATIOS

	At 06.30.02 *(Pesos)*	At 06.30.01 *(Pesos)*	At 06.30.00 *(Pesos)*	At 06.30.99 *(Pesos)*	At 06.30.98 *(Pesos)*
Current ratio	0.04	0.74	0.60	0.92	0.16
Debt-to-Equity	(1.46)	2.92	1.94	1.47	1.11
Ordinary profitability before income tax	-1118.7%	-15.3%	-7.7%	-7.5%	-5.6%

COMPAÑIA DE ALIMENTOS FARGO S.A. AND SUBSIDIARIES
Consolidated Summary of Activities
For the six-month periods ended June 30, 2002 and 2001

6. BRIEF COMMENT ON THE COMPANY'S PROSPECTS

It is the Company's intention to continue to be the leader in its traditional lines and to strengthen the lines launched in recent years. The Company will continue actively seeking improvements in revenue, and therefore it is working on increasing its sales level, improving the assigning of resources and reducing costs.

Buenos Aires, August 23, 2002

Marcelo Aubone
President

Compañía de Alimentos Fargo S.A.

Free English translation of Unaudited Financial Statements as of June 30, 2002 and 2001 and for the six-month periods ended June 30, 2002 and 2001 as filed with the CNV and the Buenos Aires Stock Exchange on August 28, 2002
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)

COMPAÑIA DE ALIMENTOS FARGO S.A.
UNAUDITED UNCONSOLIDATED BALANCE SHEET
as of June 30, 2002 and 2001
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 3 and 4)

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
ASSETS		
Current Assets		
Cash and banks (Note 5 and Schedule G)	2,120,297	2,021,121
Investments (Schedule D)	-	1,590,755
Accounts receivable, net (Notes 6, 19 and 21 and Schedules E and G)	14,511,673	43,978,856
Other receivables (Notes 7, 19 and 21 and Schedule G)	3,098,411	8,085,940
Inventories, net (Note 8 and Schedule E)	6,776,293	8,111,673
Other assets (Note 9)	2,165,993	2,688,356
Total Current Assets	28,672,667	66,476,701
Non-Current Assets		
Accounts receivable, net (Notes 6 and 21 and Schedule E)	1,078,303	1,963,960
Other receivables (Notes 7, 21 and Schedules E and G)	15,172	10,088,451
Investments (Schedules C and D)	22,278,287	34,768,067
Property, plant and equipment, net (Schedules A and G)	88,596,409	102,177,336
Intangible assets, net (Schedule B)	65,670,823	282,861,957
Other assets (Note 9)	2,597,994	3,449,803
Total Non-Current Assets	180,236,988	435,309,574
TOTAL ASSETS	208,909,655	501,786,275
LIABILITIES		
Current Liabilities		
Accounts payable (Notes 10, 19 and 21 and Schedule G)	22,467,983	55,688,048
Short-term debt (Notes 11 and 21 and Schedule G)	635,096,633	28,656,749
Salaries and social security payable (Notes 12 and 21)	3,882,249	2,864,288
Taxes payable (Notes 13 and 21)	3,194,601	3,124,953
Other liabilities (Notes 14, 19 and 21 and Schedule G)	4,068,605	815,681
Total Current Liabilities	668,710,071	91,149,719
Non-Current Liabilities		
Accounts payable (Notes 10 and 21 and Schedule G)	102,553	192,016
Long-term debt (Notes 11 and 21 and Schedule G)	-	278,757,982
Taxes payable (Notes 13 and 21)	78,803	-
Other liabilities (Notes 14 and 21 and Schedules C and G)	1,255,457	209,448
Provisions (Note 21 and Schedule E)	1,608,784	2,608,169
Total Non-Current Liabilities	3,045,597	281,767,615
TOTAL LIABILITIES	671,755,668	372,917,334
SHAREHOLDERS' EQUITY	(462,846,013)	128,868,941
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	208,909,655	501,786,275

The accompanying notes and schedules are an integral part of these unaudited unconsolidated financial statements.

See separate Limited Review's report dated August 21, 2002
PRICE WATERHOUSE & CO.

by (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Rubén O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T°. 68 – F°. 134

Marcelo Aubone
President

COMPAÑIA DE ALIMENTOS FARGO S.A.
UNAUDITED UNCONSOLIDATED STATEMENT OF OPERATIONS
For the six-month periods ended June 30, 2002 and 2001
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 3 and 4)

	June 30, 2002 (Pesos)	June 30, 2001 (Pesos)
Net sales (Note 15)	83,322,702	131,628,751
Cost of sales (Schedule F)	(55,643,487)	(69,371,441)
Gross profit	27,679,215	62,257,310
Selling expenses (Schedule H)	(27,991,903)	(41,195,295)
General and Administrative expenses (Schedule H)	(193,620,275)	(19,978,778)
Operating (loss)/profit	(193,932,963)	1,083,237
Equity in loss from controlled companies (Note 20)	3,517,276	(1,542,604)
Other expenses and income, net (Note 16)	(2,610,226)	(668,176)
Financial results, net (which include the gain/(loss) on exposure to inflation) (Note 17):		
Generated by assets	(27,391,649)	(26,994)
Generated by liabilities	(287,864,440)	(22,072,267)
Net loss for the period	(508,282,002)	(23,226,804)

The accompanying notes and schedules are an integral part of these unaudited unconsolidated financial statements.

See separate Limited Review's report dated August 23, 2002
PRICE WATERHOUSE & CO.

by (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T°. 68 - F°. 134

Marcelo Aubone
President

COMPAÑIA DE ALIMENTOS FARGO S.A.
UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the six-month periods ended June 30, 2002 and 2001
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 3 and 4)

	Shareholders' Contributions							
	Common stock (Note 18) *(Pesos)*	Adjustment on common stock *(Pesos)*	Irrevocable contributions *(Pesos)*	Paid-in capital *(Pesos)*	Total *(Pesos)*	Accumulated deficit *(Pesos)*	Total Shareholders' Equity as of June 30, 2002 *(Pesos)*	Total Shareholders' Equity as of June 30, 2001 *(Pesos)*
Balances at the beginning of the period	124,011,990	118,579,814	26,692,837	8,436,690	277,721,331	(232,285,342)	45,435,989	152,095,745
Net loss for the period	-	-	-	-	-	(508,282,002)	(508,282,002)	(23,226,804)
Balances at June 30, 2002	124,011,990	118,579,814	26,692,837	8,436,690	277,721,331	(740,567,344)	(462,846,013)	-
Balances at June 30, 2001	124,011,990	118,579,814	19,561,964	8,436,690	270,590,458	(141,721,517)	-	128,868,941

The accompanying notes and schedules are an integral part of these unaudited unconsolidated financial statements.

See separate Limited Review' s report dated August 13, 2002
PRICE WATERHOUSE & CO.

By (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Rubén O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T°. 68 – F°. 134

Marcelo Aubone
President

COMPAÑIA DE ALIMENTOS FARGO S.A.
UNAUDITED UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month periods ended June 30, 2002 and 2001
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)
(Notes 3 and 4)

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
CHANGES IN FUNDS		
Funds at the beginning of the period	5,785,601	9,811,729
Decrease in funds	(3,665,304)	(6,199,853)
Funds at the end of the period	2,120,297	3,611,876
CAUSES OF CHANGES IN FUNDS		
Net loss for the period	(508,282,002)	(23,226,804)
Plus: Items not entailing the use of funds		
Depreciation of property, plant and equipment	8,594,572	8,508,095
Equity in gain/(loss) from controlled companies	(3,517,276)	1,542,604
Net book value of other assets sold	1,409	22,637
Net book value of other assets decreases	131,217	389,283
Net book value of property, plant and equipment decreases	812,851	39,942
Net book value of property, plant and equipment sold	29,400	84,663
Amortization of intangible assets	187,657,896	12,044,408
Accrued salaries and social security pending payment	1,042,416	1,869,377
Indemnities pending payment	207,684	125,989
Increase in provision for lawsuits	442,818	325,024
Increase in allowance for doubtful accounts	2,964,763	1,042,379
Depreciation of other assets	103,549	108,240
Accrued interest pending payment	38,159,693	13,993,870
Accrued tax on corporate indebtedness	923,028	1,118,823
Interest receivable	-	(119,248)
Holding on inventories, exchange differences and the gain/(loss) on exposure to inflation	274,009,041	389,974
Restatement to constant currency of cash at beginning of year	(2,828,024)	-
Gain from the sale of property, plant and equipment in installments	-	(17,000)
Other	68,567	88,148
Changes in assets and liabilities		
Accounts payable	(4,373,040)	9,202,208
Accounts receivable	952,478	3,649,544
Other receivable	(837,795)	2,310,479
Inventories	1,990,308	(1,754,882)
Other assets	102,727	(613,624)
Salaries and social security payable	(2,118,232)	(2,699,173)
Taxes payable	(190,756)	(5,319,099)
Provision for lawsuits	(162,397)	(209,677)
Other liabilities	1,569,420	(15,595)
Total of funds (used in) provided by operating activities	(2,545,625)	22,879,979
Funds (used in) provided by investments activities		
Acquisition of property, plant and equipment	(1,092,149)	(5,463,388)
Expenses on intangible assets	(27,530)	(3,086,359)
Acquisition of subsidiaries	-	(198,945)
Irrevocable contributions	-	(215,182)
Advances for the purchase of shares	-	(961,032)
Total of funds used in investments activities	(1,119,679)	(9,924,906)
Funds (used in) provided by financial activities		
Decrease in loans	-	(19,154,926)
Total of funds used in financial activities	-	(19,154,926)
Decrease in funds	(3,665,304)	(6,199,853)

Supplemental cash flows information	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Non-cash financial activities		
- Conversion of accounts receivable into irrevocable contributions	898,380	1,967,566
- Conversion of other receivables into irrevocable contributions	-	184,250
- Sale of property, plant and equipment in installments	-	17,606
- Debt for the acquisition of subsidiaries	3,226,992	397,342

The accompanying notes and schedules are an integral part of these unaudited unconsolidated financial statements.

See separate Limited Review's report dated August 29, 2002
PRICE WATERHOUSE & CO.

By (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben O. Mosi
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T°. 68 – F°. 134

Marcelo Aubone
President

COMPAÑIA DE ALIMENTOS FARGO S.A.
NOTES TO THE UNAUDITED UNCONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2002 and 2001
(Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)

Note 1: Company's Activities – Filing for Creditor Protection

Compañía de Alimentos Fargo S.A. was organized under the laws of the Republic of Argentina in 1997, and registered with the Public Registry of Commerce of the City of Buenos Aires, under the name of "B and P S.A.".

In view of its corporate purpose, in October 1997 the Company acquired 84.3% of the shares in Fargo S.A., Panificación Argentina S.A.I.C., Compañía Fegopre de Valores Mobiliarios y Garantía S.A., Gouguenheim S.A., DACSA Distribuidora Argentina de Comestibles S.A.I.C.F.A., Pemsa S.A., Panino S.A. and Enicor S.A. (the latter company being located in Uruguay).

Subsequently, on May 29, 1998, the Company acquired the remaining minority interest (that is, 15.7% of the shares) in all the companies mentioned above, and sold its interest in Panino S.A., a company engaged in the manufacture of various types of sandwiches.

Effective June 1, 1998, in order to streamline its existing structures, improve its available resources through the unification of the operating, business, administrative, financial and personnel structures and the cutting back of operating expenses, a merger was agreed between Compañía de Alimentos Fargo S.A., as the merging and succeeding company, and Fargo S.A., Compañía Fegopre de Valores Mobiliarios y Garantía S.A., Gouguenheim S.A., DACSA Distribuidora Argentina de Comestibles S.A.I.C.F.A. and Pemsa S.A., as the merged companies. As from that date, all the assets, liabilities, rights and obligations of the merged companies were transferred to Compañía de Alimentos Fargo S.A., the latter carrying on with the business activities of the former companies.

Compañía de Alimentos Fargo S.A. is the largest producer and distributor of industrial bread and bakery products in Argentina, and has an approximate 54% share (measured based on volume) of the Argentine industrial bread market, which includes sliced bread and buns for hamburgers and hot dogs sold by retailers. Furthermore, Fargo is the only company that supplies buns to Mc Donald's in Argentina and one of the largest producers and distributors of frozen dough, which is used to bake traditional bread, including baguettes. The broad lines of products of the Company also include sweet products, tapas and other foodstuff products, which include those manufactured by the Company (breadcrumbs), and other products acquired from third parties.

Fargo has a larger installed manufacturing infrastructure and a larger distribution network than any other bread manufacturing company in Argentina, and markets its products under brands highly recognized on the market for their top quality, which include "Fargo", "Lactal", "Sacaan" and "Bertrand". The number of varieties of sliced bread and buns marketed is greater than that of the other companies engaged in the manufacture of industrial bread. These varieties include different types of soft white, table, grain, whole-wheat, rye breads, etc..

Note 1: Company's Activities – Filing for Creditor Protection (Continued)

The main market for the products that Fargo manufactures is Argentina, with distribution centers located in various parts of the country, from where the demand for products is met. Nevertheless, Fargo has been exporting its products to Uruguay, marketing them through Enicor S.A., a subsidiary of the Company in that country. In 2001, the volume of those sales reached approximately 4.5% of total sales by the Company; but as a result of the distortion generated by the exchange regulations recently enacted in Uruguay (which do not allow companies to transfer foreign currency abroad to pay import amounts within a term of less than 180 days, regardless of the commercial conditions agreed by the parties), plus the specific duties that country has imposed on certain products, which include those exported by Fargo, such operation is now impossible and uneconomic.

In view of the above, since July 2002 Enicor S.A. has ceased to import and sell its products and, for this reason, at the date of issue of these financial statements the Company was evaluating an action plan to determine the situation of its subsidiary in the future.

As in the case of most companies during the last decade, Fargo's industrial and business activities have been affected by the economic crisis Argentina has been enduring but, undoubtedly, the profound recession in which Argentina has been immersed for approximately four years now has led to a sharp and unpredictable decline in Fargo's sales levels and to a significant decrease in its profit margins, particularly during the last two years.

During the current year, as a consequence of the devaluation of the peso, the situation of Fargo worsened due to the following:

- The principal inputs used by the Company, such as flour, yeast, polyethylene, etc., are commodities and are therefore governed by international prices. As a result, the price of those inputs is directly affected by the fluctuations in the quotation of the US dollar.

- This situation led to increases of more than 250% in the price of the most essential inputs involved in the production process which, due to the market conditions, could not be passed on to prices and had to be absorbed by the Company, substantially affecting its results and liquidity levels, and consequently, its sales volume, which fell 25% compared with the same period of the previous year. This led to a reduction of the profit levels of the various lines of products.

- The volatility of the exchange rate sharply reduced the number of days allowed for payment to suppliers, which were down to 10 days. In addition, we were unable to reduce the number of days sales outstanding for approximately 50% of our sales which are made to the supermarket channel to less than an average ranging between 45 and 60 days. It should be noted that last year the Company paid its suppliers within an average term of approximately 90 days.

- Lastly, the impact of the devaluation of the peso implemented by the Argentine Government in January of this year has caused the financial debt of US dollars 150 million to quadruplicate; while at the same time Fargo's revenues, practically all of which are denominated in pesos, have not even increased on a nominal basis.

Note 1: Company's Activities – Filing for Creditor Protection (Continued)

Considering the impossibility of the Company complying with its short-term obligations as a result of the sharp fall in its sales, the use of all its lines of credit available and the impossibility of it meeting its financial obligations as detailed in Note 24 to these financial statements, the imminent due date of the refinancing agreed with strategic suppliers that will be impossible for the Company to meet and, mainly, the current situation of the Company's funds that has not only made it impossible for Fargo to meet the mentioned refinancing, but also to continue operating, on June 28, 2002, the Company filed for creditor protection.

On August 13, 2002, the Court ordered that creditor protection be granted, which is being heard by the Federal Court of First Instance on Commercial Matters N° 20, in charge of Dr. Raúl A. Taillade, Clerk's Office N° 39, in charge of Dr. Ana V. Amaya, the Law Firm Abrigator, Callea y Nighenzani and the Law Firm Cardero, Rojas, Muñiz y Asociados having been appointed as Trustee and General Trustee, respectively.

At the date of preparing these financial statements the legal terms established for filing the proof of claims had not expired, so creditors may file petitions for proof of claims within a term of up to two years as from the date on which the filing for creditor protection takes place. Upon expiration of this term, the extinction of the obligation will take place due to the running of the statute of limitations, pursuant to Section 56 of Law 24,522. Furthermore, a proposal for the insolvent's reorganization is still pending, so the final amount of the debt and its method of payment have not yet been determined. Therefore, the amounts and payment terms mentioned in these financial statements might be modified as a result of this proceeding. The Company has not estimated or recorded any provision for the related professional fees and/or expenses that could be set or incurred as a result of this proceeding.

Note 2: Argentine Economic situation and its impact on the Company's Economic and Financial Position

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to comply with its commitments has been impaired, as has access to bank financing.

As from December 3, 2001 restrictions on cash availability and circulation and the transfer of foreign currency abroad have been imposed. Subsequently, the Government declared default on external debt payments.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law N° 25,561 (Ley de emergencia pública y reforma del régimen cambiario) that involved significant changes to the prevailing economic policy and the amendment of the currency convertibility Law in force since March 1991. On February 3, 2002 the Government announced new economic measures that were implemented through Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, that modified some of the measures included on Law N° 25,561. These decrees are being complemented with other regulations, some of which may have been pending at the date at issuance of these financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

Note 2: Argentine Economic situation and its impact on the Company's Economic and Financial Position (Continued)

Some of the measures taken by the Government, in force at the date of issuance of these financial statements, and related effects on the Company's financial position are described below.

Exchange system

On February 8, 2002 a single free exchange market system was established through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank and there are certain requirements for settling and collecting foreign currency arising from exports.

Bank deposits

Decree 214 state that, as from February 3, 2002 bank deposits denominated in U.S. dollars or other foreign currencies will be converted to pesos at the exchange rate of $ 1,4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of checking accounts and savings accounts balances denominated in dollars and time deposits balances denominated in pesos or dollars, which will be paid back in installments whose amounts and due dates depend on balances recorded. As from February 3, 2002 an adjusting index (CER) and an interest rate will be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC. In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds. If the depositors do not elect to receive Government Bonds, they will receive bonds issued by the Bank that will observe the pre-existing conditions.

Receivables and debts not related to the financial system

Accounts receivable and payable denominated in dollars or other foreign currency and agreements between private entities that state prices or fees in dollars or other foreign currency were converted to pesos at an exchange rate of $ 1 per US$ 1 or its equivalent in such other foreign currency. An adjusting index (CER) is to be applied to these balances as from February 3, 2002. If goods or services prices are higher or lower than amounts paid at corresponding due dates the parties can request a price readjustment. If the parties involved do not reach an agreement, lawsuits or other legal action may be initiated.

Income tax

Exchange losses recorded due to devaluation are deductible for income tax purposes over a five-year period.

Note 2: Argentine Economic situation and its impact on the Company's Economic and Financial Position (Continued)

Valuation of foreign currency receivables and liabilities

In accordance with Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and (Resolution N° 392 of the National Securities Commission) (Resolution 2/02 of the Superintendence of Corporations), the Company has recognized the effects of the devaluation as from January 1, 2002.

It is the Company's policy to record the liabilities in foreign currency based on the proof of claims in foreign currency presented by creditors. For this reason, in view of the need to state in constant currency the liabilities captions denominated in foreign currency, such captions have been stated in accordance with the policy for claims from creditors.

The exchange differences arising during the period were expensed and are shown in Note 17 as exchange differences generated by assets and liabilities.

Recognition of the effects of changes in the purchasing power of currency

As established by Resolution N° 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (and Resolution N° 240/02 of the Argentine Federation of Professional Councils in Economic Sciences) (and Resolution N° 415/02 of the National Securities Commission) as from January 1, 2002, the financial statements must contemplate the effects of the changes in the purchasing power of the currency in accordance with Technical Resolution N° 6 of the FACPCE, as amended by Technical Resolution N° 19 of that Federation. This situation is explained in Note 4 to the Accounting Principles.

The Company is taking a variety of actions as a result of the present recession and to attempt to limit the negative impact on ongoing operations.

The impact generated by measures adopted to date by the Government on the financial position of the Company as of June 30, 2002 was calculated on the basis of management present assessments. Actual results could differ from current management assessments and such differences could be material. Among other items, there is uncertainty regarding the flows of funds and future results to be generated by the operations of the Company and therefore as to whether the recoverable values of fixed assets and intangible assets exceed their corresponding net recorded book values, which amount to Ps. 88,596,409 and Ps. 65,670,823, respectively. Therefore, the Company's financial statements may not include all adjustments that might ultimately result from these adverse conditions. Future economic developments and related effects on the Company's financial position cannot presently be determined. Therefore, any decision taken on the basis of these financial statements must consider the effects of these measures and their future development and the Company's financial statements should be read under the light of circumstances herein described.

The Company records significant indebtedness. At June 30, 2002, the financial debt recorded by the Company amounts to Ps. 635,096,633, which includes loans with financial entities for US$ 31,680,663 and a debt with foreign holders of negotiable bonds issued by the Company for US$ 134,575,000 (in both cases, principal plus interest accrued at period-end).

In addition, in the period ended on June 30, 2002 the Company recorded a net loss of Ps. 508,282,002, accumulated losses of Ps. 740,567,344 and a working capital deficit of Ps. 640,037,404. Company Management is currently defining and implementing an action plan to attempt these circumstances. While the Company believes that there are certain alternatives available, there can be no assurance that the Company will be successful in implementing any such alternatives or that any such alternatives, if implemented, will enable the Company to meet its obligations.

Note 2: Argentine Economic situation and its impact on the Company's Economic and Financial Position (Continued)

Changes in the country's economic conditions and the situations that have been described concerning the Company generate uncertainty about the Company's ability to continue as a going concern. The financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not included any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, requiring it to realize its assets and settle its liabilities, including contingent liabilities, in conditions other than those of the normal course of its business.

In view of these circumstances, in order for the Company to continue to operate normally, it is required to: 1) renegotiate satisfactorily all due dates of principal and interest payments and the terms and conditions of the financial loans and negotiable obligations, as well as its other liabilities, on the basis of its actual ability to pay debts and satisfactorily comply with the reorganization plan, 2) continue to adopt measures to overcome the loss of its capital stock and/or request that new capital contributions be made, which enable it to obtain the necessary funds to settle all its liabilities and commitments undertaken and to absorb or recover the depreciation of its fixed assets and amortization of goodwill, and other items capitalized in intangible assets.

Note 3: Financial Statement Presentation

As required by General Resolution N° 368/01, 398/02 and 415/02 of the National Securities Commission ("CNV"), the financial statements herein have been prepared pursuant to and following the manner established by the valuation and disclosure standards set forth by Technical Resolutions N° 5, 6, 8, 9, 10, 12 and 13 of the Argentine Federation of Professional Councils in Economic Sciences.

The financial statements as of June 30, 2001 are presented for comparative purposes, as required by professional accounting standards and have been restated in constant currency as of June 30, 2002. Certain reclassifications have been made to the financial statements as of June 30, 2001 in order to disclose the information contained in them consistently with that of the current year.

Note 4: Accounting Principles

1. The financial statements have been prepared in constant currency, recognizing the overall effects of inflation, as the application of the restatement method established by Technical Pronouncement N° 6 de la FACPCE, General Resolution N° 415/02 of the National Securities Commission and Resolution M.D. N° 3/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) and Resolution N° 240/02 of the FACPCE has been resumed since January 1, 2002.

The application of the constant currency restatement method mentioned above had been discontinued from September 1, 1995 to December 31, 2001, in accordance with the provisions of General Resolution N° 368/01 of the National Securities Commission, a criterion that was accepted by professional accounting standards.

2. The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements. These policies have been applied consistently with those of the previous period:

Note 4: Accounting Principles (Continued)

a. Local currency assets and liabilities

The local currency assets and liabilities have been stated at their face value, including if applicable, accrued interest at the end of the period.

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were translated at the exchange rate prevailing on the balance sheet date, including if applicable, accrued interest at the end of the period.

c. Investments

Non-current:

- Equity investments in controlled companies:

  Equity investments in controlled companies have been accounted for using the equity method of accounting, based on their respective financial statements as of June 30, 2002, in accordance with the guidelines of Technical Resolutions N° 5 of the Argentine Federation of Professional Councils in Economic Sciences.

  The Company presents consolidated financial statements at June 30, 2002 together with those of Panificación Argentina S.A.I.C., Enicor S.A., Capital Foods S.A., Fresh Food S.A. and Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A. as supplementary information.

- Investments in other companies - Advances on account of future share purchases:

  The advances recorded under this caption are stated at their face value at the end of the period.

- Properties:

  The real estate properties are stated at their fair market value as of October 31, 1997, based on an appraisal performed by independent professionals, less accumulated depreciation, calculated under the straight-line method over an estimated useful life of 50 years. The values of real estate thus determined were restated in the currency with a year-end value following the guidelines detailed in Section 1., net of the corresponding accumulated depreciation.

d. Accounts receivable

Accounts receivable are stated at estimated realizable values, net of the allowance for doubtful accounts which is considered by management to be sufficient to meet any future losses related to uncollectible amounts.

e. Inventories

Inventories are stated at replacement cost and/or production cost at the end of the period, which does not exceed their recoverable values.

Note 4: Accounting Principles (Continued)

f. Property, plant and equipment

Properties:

The real estate properties are stated at their fair market value as of October 31, 1997, based on an appraisal performed by independent professionals. The building improvements occurred after such date, have been valued at their acquisition cost restated in the currency with a year-end value following the guidelines detailed in Section 1..

Other:

The additions occurred up to August 31, 1995, are recorded at cost, adjusted for the cumulative inflation from the date of acquisition until August 31, 1995. Additions after August 31, 1995 are stated at their acquisition cost restated in the currency with a year-end value following the guidelines detailed in Section 1..

In the case of certain fixed assets other than buildings where appraisals were performed prior to the acquisition, the appraised value adjusted for inflation as of August 31, 1995, less accumulated depreciation as of October 31, 1997, was used as the fair value recorded at acquisition date by the Company.

The software line includes the costs that were necessary to implement an integrated SAP R/3 administrative-accounting and management control system. These charges are being amortized following the straight-line method over five years as from the start-up date.

The values of the fixed assets thus determined are disclosed net of the corresponding accumulated depreciation, calculated using the straight-line method over the estimated useful lives of the related assets, which are specified below:

Assets	Years
Buildings	50
Buildings improvements	10
Machinery and equipment	10
Facilities	10
Computer hardware	5
Software	5
Furniture and Fixture	10
Vehicles	5
Molds, plastic trays, containers, platforms and cases	5
Spare parts	10

The values of the fixed assets, taken as a whole, do not exceed their recoverable value.

g. Intangible assets

Goodwill represents the excess of the purchase price for the companies' shares acquired over the fair value of their net assets.

Such values arose from the Company's (direct and indirect) purchase of shares in Fargo S.A., Pemsa S.A., Panificación Argentina S.A.I.C., Panino S.A., Enicor S.A., Gouguenheim S.A., Distribuidora Argentina de Comestibles S.A.I.C.F.A., Compañía FEGOPRE de Valores Mobiliarios y Garantía S.A., Fluxinvest S.A., Capital Foods S.A., Fresh Food S.A. and Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A.. Goodwill has been restated in the currency with a year-end value following the guidelines detailed in Section 1., and is amortized on a straight-line basis over 20 years as from the month following its addition.

Note 4: Accounting Principles (Continued)

The aforementioned goodwill values are amortized following the straight-line method over a twenty-year period, counted as from the month following that of their capitalization.

The Company makes regular evaluations of the recoverability of the initial investment based on updated projections. As a result of the evaluations made during the current period and the fiscal years 2001 and 2000, the Company decided to reduce the value of the initial investment by Ps. 177,444,489, Ps. 19,816,269 and Ps. 9,897,962, respectively.

Other intangible assets:

- Financing fees and expenses related to bank loan: Represent expenses and fees incurred in relation to the "Bridge Loan" obtained by the Company to issue the negotiable bonds mentioned in Note 24.a. These expenses were fully amortized following the straight-line method over term set for repaying the loan.

  Furthermore, this line also includes the expenses incurred by the "Senior Secured Revolving Credit Agreement" settled on July 27, 2000, as well as those corresponding to the "Amended and Restated Senior Secured Credit Agreement" mentioned in Note 24.b.. These charges are stated at cost and are being amortized on a straight-line method over the life of the related loans.

- Expenses related to negotiable bonds: They correspond to costs and fees incurred in relation to the issuance and registration of negotiable bonds on July 27, 1998 and March 30, 1999. These charges are stated at cost and are amortized following the straight-line method, over the same term of the aforementioned financing (See Note 24.a.).

- Reorganization and development of new projects expenses: They correspond to expenses incurred by the Company regarding its reorganization (purchase of the Company's shares and the merger process). These expenses are stated at cost and were fully amortized following the straight-line method over a three-year period beginning July 1, 1998. In addition, this line includes expenses relating to new projects, which were fully amortized following the straight line method from their implementation.

h. Other assets

- Spare parts:

Spare parts have been valued at their acquisition cost restated in the currency with a year-end value following the guidelines detailed in Section 1..

- Inactive Assets:

Unused assets (mainly machinery) have been reclassified under Fixed Assets, because their use has been discontinued. These assets have been valued at their acquisition cost restated in the currency with a year-end value following the guidelines detailed in Section 1., net of the corresponding accumulated depreciation calculated on a straight-line basis based on the estimated useful life assigned to the assets.

- Assets delivered under a loan for use agreement:

These assets have been valued at their acquisition cost restated in the currency with a year-end value following the guidelines detailed in Section 1., net of the corresponding accumulated depreciation calculated on a straight-line basis based on the estimated useful life assigned to the assets.

Note 4: Accounting Principles (Continued)

- Promotional Materials:

These materials consist of promotional products used by the Company to promote and increase knowledge of its brand. These assets have been valued at their acquisition cost restated in the currency with a year-end value following the guidelines detailed in Section 1..

The value of other assets, taken as a whole, does not exceed their recoverable value.

i. Provisions for litigation, contingencies and allowances

- Deducted from assets:

The Company booked a bad debt allowance based on the estimated uncollectibility risk and set up an inventory valuation allowance, corresponding to the difference between cost and realizable values.

- Included under liabilities:

The Company is involved in legal proceedings, claims and litigation arising from the ordinary course of business. Provisions have been established to cover losses on litigation matters and other probable contingencies and for which amounts can be reasonably determined, based on the Company lawyer's report.

j. Income tax and tax on Minimum Notional Income ("Impuesto a la Ganancia Mínima Presunta")

As a result of the accumulated tax loss carryforwards, the Company did not recognize an income tax provision at the end of the period.

Law N° 25,063 enacted a tax on minimum notional income for ten fiscal years (See Note 29.b.). This tax is supplementary to income tax, as while the latter is levied on the taxable net income for the year, the former is levied on the potential income from certain assets at a rate of 1%, and the Company must pay the higher of these two taxes.

Any excess of the tax on minimum notional income over and above income tax in a given fiscal year may be computed as a payment on account of the income tax to arise in the next ten fiscal years, as established by Law N° 25,360 published in the Official Bulletin dated December 12, 2000, thus amending the original term initially set at four fiscal years.

The tax on minimum notional income corresponding to the current period was considered as a non-current receivable, as shown in Note 7.

The Company periodically (annual) evaluates the recoverability of this tax based on updated projections; therefore Compañía de Alimentos Fargo S.A. has covered their accumulated tax at December 31, 2001 with an allowance, because they have determined that the possibility of offsetting it with income tax to be generated in the terms mentioned above is uncertain.

k. Results for the period

Income and expense items have been disclosed in the currency values of the period to which they correspond, except for the charges for assets consumed (fixed asset depreciation, depreciation of other assets and intangible asset amortization) the amounts of which were determined based on the values of those assets. Such items have been adjusted for inflation applying the corresponding adjusting indexes to the historical amounts.

Note 4: Accounting Principles (Continued)

The gain/(loss) on exposure to inflation of the net monetary positions is the counterpart for the adjustments made to all non-monetary asset and liability and income and expense items that were restated in the currency with a year-end value.

Financial results, exchange differences and the gain/(loss) on exposure to inflation have been disclosed according to whether they were generated by assets or by liabilities.

l. Statement of cash flows

For purposes of presentation of the Statement of Cash Flow, cash and cash equivalents as well as banks and readily realizable investments are treated as cash. The Company follows the indirect method, which calls for a series of adjustments to the results of the period in order to arrive at the funds generated by operations or used for them.

m. Use of estimates

The preparation of financial statements requires management to make estimates and assessments which affect the amounts of contingent assets and liabilities disclosed at the date of these financial statements, as well as the income and expenses recorded during the period. The Company's management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization charges, the recoverable value of assets, the valuation allowance for inventories and the provision for contingencies and taxes. However, the actual future results may differ from the estimates and assessments made at the date of these financial statements.

Note 5: Cash and banks

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Cash (Schedule G)	444,137	224,069
Petty cash	6,728	93,467
Banks in local currency	1,536,909	1,292,506
Banks in foreign currency (Schedule G)	132,523	411,079
	2,120,297	2,021,121

Note 6: Accounts receivable, net

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Current		
Trade accounts receivable (Schedule G)	18,165,451	42,255,004
Companies under article 33 Law 19,550 (Note 19 and Schedule G)	2,489,216	2,748,461
Notes receivable	745,512	765,739
Less:		
Allowance for doubtful accounts (Schedule E)	(6,888,506)	(1,790,348)
	14,511,673	43,978,856
Non-Current		
Notes receivable	343,811	777,977
Debtors under legal proceedings	2,668,223	4,665,022
Less:		
Allowance for doubtful accounts (Schedule E)	(1,933,731)	(3,479,039)
	1,078,303	1,963,960

Note 7: Other receivables

The breakdown of this caption is as follows:

	June 30, 2002 (Pesos)	June 30, 2001 (Pesos)
Current		
Companies under article 33 Law 19,550 (Note 19 and Schedule G)	1,065,586	3,271,424
Tax credits and withholdings	621,229	1,796,483
Advances to suppliers (Schedule G)	320,374	571,070
Prepaid insurance (Schedule G)	62,665	161,396
Advances to employees	89,561	129,001
Prepaid expenses (Schedule G)	175,936	584,103
Prepaid advertising expenses	-	199,661
Receivables from legal proceedings	104,143	177,316
Other (Schedule G)	658,917	1,195,486
	3,098,411	8,085,940
Non-Current		
Asset tax credit	4,658,824	9,991,834
Allowance of asset tax credit (Schedule E)	(4,657,942)	-
Other (Schedule G)	14,290	96,617
	15,172	10,088,451

Note 8: Inventories, net

The breakdown of this caption is as follows:

	June 30, 2002 (Pesos)	June 30, 2001 (Pesos)
Goods for resale	161,366	663,595
Finished goods	560,718	1,168,724
Work in process	235,800	578,958
Raw materials and packaging materials	4,797,178	5,195,616
Subtotal (Schedule F)	5,755,062	7,606,893
Advances to suppliers	1,021,231	612,130
Less:		
Valuation allowance of inventories (Schedule E)	-	(107,350)
	6,776,293	8,111,673

Note 9: Other assets

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Current		
Spare parts	1,892,790	2,083,809
Promotional material	254,343	494,540
Other	18,860	110,007
	2,165,993	2,688,356
Non-Current		
Spare parts	1,555,240	2,062,279
Inactive assets	594,614	750,964
Assets delivered on loan	448,140	636,560
	2,597,994	3,449,803

Note 10:Accounts payable

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Current		
Local suppliers (Schedule G)	16,773,114	47,109,943
Foreign suppliers (Schedule G)	88,518	414,696
Companies under article 33 Law 19,550 (Note 19)	2,707,987	2,639,461
Unbilled by suppliers(Schedule G)	2,898,364	5,523,948
	22,467,983	55,688,048
Non-Current		
Local Suppliers (Schedule G)	102,553	192,016
	102,553	192,016

Note 11: Short-term and long-term debt

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Short-term debt		
Negotiable bonds – Principal amount (1) (Schedule G)	458,400,000	-
Collateralized bank debt – Principal amount (1) (Schedule G)	114,600,000	14,671,473
Collateralized bank debt – Accrued interest (1) (Schedule G)	62,096,633	13,985,276
	635,096,633	28,656,749
Long-term debt		
Negotiable bonds – Principal amount (1) (Schedule G)	-	234,743,564
Collateralized bank debt – Principal amount (1) (Schedule G)	-	44,014,418
	-	278,757,982

(1) Details on issuance of negotiable bonds and of the Amended and Restated Senior Secured Credit Agreement are mentioned in Note 24 to the unconsolidated financial statements.

Note 12: Salaries and social security payable

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Current		
Salaries payable	929,512	70,388
Social security payable (1)	1,020,095	1,798,989
Accrual for vacation and other	1,676,255	868,922
Indemnities to personnel	256,387	125,989
	3,882,249	2,864,288

(1) As a result of its failure to pay its social securities obligations, the Company took part in a Payment Facilities Regime established by National Decree N° 338/02 covering debts with the Federal Administration of Public Revenue which fell due between January 1, 2002 and June 1, 2002.

Note 13: Taxes payable

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Current		
Minimum notional income tax provision, net	29,810	897,968
Tax on corporate indebtedness (1)	730,783	1,118,823
VAT payable, net (1)	1,663,426	-
VAT withholdings	255,403	437,552
Income tax withholdings	158,947	260,998
Turnover tax payable, net	17,999	65,658
Turnover tax withholdings	91,980	158,556
Other	246,253	185,398
	3,194,601	3,124,953

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Non-Current		
Tax on corporate indebtedness – moratoria (1)	70,574	-
VAT payable, net (1)	8,229	-
	78,803	-

(1) As a result of its failure to pay its tax obligations, the Company took part in a Payment Facilities Regime established by National Decree N° 338/02 covering debts with the Federal Administration of Public Revenue which fell due between October 1, 2001 and April 1, 2002.

Note 14: Other liabilities

The breakdown of this caption is as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
Current		
Guarantee deposits received from customers	513,523	401,617
Debt for the acquisition of subsidiaries (Schedule G)	3,226,992	187,795
Companies under article 33 Law 19,550 (Note 19)	324,490	215,720
Indemnity agreements payable	3,600	7,042
Other	-	3,507
	4,068,605	815,681
Non-Current		
Guarantee deposits received from customers	-	9,047
Investments in companies under article 33 Law Nº 19,550 (Schedule C)	1,217,457	6,737
Debt for the acquisition of subsidiaries (Schedule G)	-	109,547
Indemnity agreements payable	36,000	78,052
Other	2,000	6,065
	1,255,457	209,448

Note 15: Net sales

The breakdown of this caption is as follows:

	June 30, 2002 Gain / (loss) *(Pesos)*	June 30, 2001 Gain / (loss) *(Pesos)*
Sales of bakery products (1) (Note 19)	81,053,826	130,605,470
Sales of subproducts and other (1)	2,444,954	1,627,998
Exports reimbursements (2)	194,513	23,778
Less:		
Sales turnover tax	(370,591)	(628,495)
	83,322,702	131,628,751

(1) Net sales are adjusted for discounts and returns, if applicable.
(2) Correspond to the percentage of the FOB value of exports, which was established through a Convergence Factor provided by Resolution N° 803/2001 of the Ministry of Economy and Public Works and Utilities, published in the Official Gazette on June 18, 2001, which regulates a temporary regime to foster exports. Furthermore, that line includes exports reimbursements, which under Resolution N° 220/2001, were reinstated for goods exported to Mercosur country members.

Note 16: Other expenses and income, net

The breakdown of this caption is as follows:

	June 30, 2002 Gain / (loss) *(Pesos)*	June 30, 2001 Gain / (loss) *(Pesos)*
Recovery of expenses	193,612	305,083
(Loss)/gain from the sale of property, plant and equipment	(408,943)	114,619
Indemnities to personnel	(1,205,033)	(435,835)
Write down of investments (Note 25.a)	(1,012,181)	-
Other (1)	(177,681)	(652,043)
	(2,610,226)	(668,176)

(1) At June 30, 2001, the net book value of Ps. 378,426 of other unusable assets written off has been included.

Note 17: Financial results, net (which include the gain/(loss) on exposure to inflation)

The breakdown of this caption is as follows:

	June 30, 2002 Gain / (loss) *(Pesos)*	June 30, 2001 Gain / (loss) *(Pesos)*
Generated by assets:		
Interest income (Note 19)	42,361	305,521
Holding on inventories, exchange differences and the gain/(loss) on exposure to inflation	(27,434,010)	(332,515)
	(27,391,649)	(26,994)
Generated by liabilities:		
Interest expense	(38,716,038)	(19,303,403)
Holding on inventories, exchange differences and the gain/(loss) on exposure to inflation	(246,758,871)	(5,002)
Amortization of bank charges and loans expenses (Schedule B)	(573,019)	(567,704)
Amortization of expenses on issuance and registration of negotiable bonds (Schedule B)	(752,341)	(752,341)
Tax on corporate indebtedness	(923,028)	(1,087,084)
Other	(141,143)	(356,733)
	(287,864,440)	(22,072,267)
Net financial results	(315,256,089)	(22,099,261)

Note 18: Common stock

As of June 30, 2002, the Capital status was as follows:

Capital	*(Pesos)*	Date	Body	Date of Registration with the Public Registry of Commerce
Subscribed, issued and paid up	12,000	September 22, 1997	Initial Meeting to establish the Corporation	October 3, 1997
Subscribed, issued and paid up	95,048,000	October 30, 1997	Ordinary and Extraordinary Shareholders' Meeting	March 27, 1998
Subscribed, issued and paid up	28,951,980	May 29, 1998	Ordinary and Extraordinary Shareholders' Meeting	July 20, 1998
Subscribed, issued and paid up	10	June 1, 1998	Extraordinary Shareholders' Meeting	January 20, 1999
	124,011,990			

As of June 30, 2002, the common stock of the Company consisted of 12,401,199 ordinary, registered, non-endorsable shares with a face value of Ps.10 each and with one vote each.

Furthermore, 12,401,198 shares and 63% of another share, owned by Fargo Holding (Gibraltar), representing 99.999997% of the Company's capital stock, are pledged as follows:

- Senior pledge on 85.079% and second degree pledge on 14.92%, according to a loan agreement entered into by the Company, as mentioned in Note 24.b..

Note 19: Companies under Article 33 Law 19,550

The balances and operations with companies under Art. 33 Law 19,550 as of June 30, 2002 and 2001 and for the six-month periods ended June 30, 2002 and 2001 are as follows:

	June 30, 2002 *(Pesos)*	June 30, 2001 *(Pesos)*
ASSETS		
Accounts receivable		
Enicor S.A.	2,149,166	2,676,710
Panificación Argentina S.A.I.C	325,026	-
Capital Foods S.A.	15,024	-
Fresh Food S.A.	-	71,751
Other receivables		
Global Foods Co. (1)	-	2,632,041
Capital Foods S.A.	19,816	517,330
Fresh Food S.A.	-	53,443
Panificación Argentina S.A.I.C.	6,923	68,610
Establecimiento Elab.de Alimentos Sacaan de Argentina S.A.	1,038,847	-
Total assets	3,554,802	6,019,885
LIABILITIES		
Accounts payable		
Panificación Argentina S.A.I.C	2,110,893	2,534,777
Capital Foods S.A.	26,252	-
Fresh Food S.A.	121,010	104,684
Establecimiento Elab.de Alimentos Sacaan de Argentina S.A.	449,832	-
Other liabilities		
Panificación Argentina S.A.I.C	304,829	39,662
Fresh Food S.A.	19,661	176,058
Total liabilities	3,032,477	2,855,181

(1) Controlling company of the majority shareholder of Compañía de Alimentos Fargo S.A..

Note 19: Companies under Article 33 Law 19,550 (Continued)

	June 30, 2002 (Pesos)	June 30, 2001 (Pesos)
OPERATIONS		
Net sales		
Enicor S.A.	2,532,846	5,468,363
Panificación Argentina S.A.I.C.	2,255,286	2,520,019
Capital Foods S.A.	26,156	54,093
Fresh Food S.A.	-	45,014
Interest from loans		
Global Foods Co. (1)	-	119,248
Capital Foods S.A.	-	3,811
Other income		
Panificación Argentina S.A.I.C.		
Technical advisory services	41,210	58,686
Maintenance and preservation services of property, plant and equipment	125,277	178,405
Other income	10	-
Enicor S.A.		
Gain from the sale of other assets	-	704
Total income	4,980,785	8,448,343
Cost of sales		
Fresh Food S.A.	-	70,159
Cost of services received		
Panificación Argentina S.A.I.C.	3,491,861	5,504,862
Capital Foods S.A.	-	432,071
Commissions paid		
Panificación Argentina S.A.I.C.	237,888	163,980
Capital Foods S.A.	239,369	338,275
Fresh Food S.A.	131,697	12,463
Fees for services		
Establecimiento Elab.de Alimentos Sacaan de Argentina S.A.		
Technical advisory services	432,152	-
Leasses		
Fresh Food S.A.	-	3,912
Total expenses	4,532,967	6,525,722

(1) Controlling Company of the majority shareholder of Compañía de Alimentos Fargo S.A.

Note 20: Equity in gain/(loss) from controlled companies (Art. 33 Law N° 19,550)

Equity in gain/(loss) of controlled companies (Art. 33 Law N° 19,550) for the six-month periods ended June 30, 2002 and 2001 are as follows:

	Panificación Argentina S.A.I.C. (Pesos)	Capital Foods S.A. (Pesos)	Enicor S.A. (Pesos)	Fresh Food S.A. (Pesos)	Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A. (Pesos)	June 30, 2002 (Pesos) (1)	June 30, 2001 (Pesos)
Gain / (Loss)	(470,262)	35,852	(2,159,811)	(70,048)	6,181,545	3,517,276	(1,542,604)

(1) Minority interests (See Schedule C) in the results and net worth of the companies controlled by the Company amount to Ps. 92 and Ps. (35), respectively, which as they are immaterial are not disclosed in the Company's consolidated financial statements.

Note 21: Additional information on assets and liabilities

The breakdown of assets and liabilities as of June 30, 2002 is as follows:

ASSETS	Accounts receivable (Pesos)	Other receivables (Pesos)	Total (Pesos)
To mature			
3rd quarter 2002	11,345,269	2,060,408	13,405,677
4th quarter 2002	117,607	75,296	192,903
1st quarter 2003	88,769	46,323	135,092
2nd quarter 2003	72,547	665,117	737,664
More than one year	1,078,303	15,172	1,093,475
Subtotal	12,702,495	2,862,316	15,564,811
No fixed term	563,640	170,782	734,422
Past due	2,323,841	80,485	2,404,326
Total	(1) 15,589,976	3,113,583	18,703,559
Not accruing interest	14,977,415	3,113,583	18,090,998
At a fixed rate	612,561	-	612,561
Total	(1) 15,589,976	3,113,583	18,703,559

(1) Shown net of the allowance for doubtful accounts.

LIABILITIES	Accounts payable (Pesos)	Short-term and long-term debt (Pesos)	Salaries and social security payable (Pesos)	Taxes payable (Pesos)	Other liabilities (Pesos)	Provisions (Pesos)	Total (Pesos)
To mature							
3rd quarter 2002	10,360,407	-	2,829,760	1,824,164	349,390	-	15,363,721
4th quarter 2002	587,355	-	208,216	514,501	24,900	-	1,334,972
1st quarter 2003	211,643	-	-	21,740	900	-	234,283
2nd quarter 2003	9,765	-	-	51,878	900	-	62,543
More than one year	102,553	-	-	78,803	1,255,457	1,608,784	3,045,597
Subtotal	11,271,723	-	3,037,976	2,491,086	1,631,547	1,608,784	20,041,116
No fixed term	-	571,295,922	844,273	-	498,687	-	572,638,882
Past due	11,298,813	63,800,711	-	782,318	3,193,828	-	79,075,670
Total	22,570,536	635,096,633	3,882,249	3,273,404	5,324,062	1,608,784	671,755,668
Not accruing interest	22,366,086	62,096,633	3,307,885	1,533,494	5,324,062	-	94,628,160
At a fixed rate (1)	204,450	458,400,000	574,364	1,739,910	-	1,608,784	462,527,508
At a variable rate (2)	-	114,600,000	-	-	-	-	114,600,000
Total	22,570,536	635,096,633	3,882,249	3,273,404	5,324,062	1,608,784	671,755,668

(1) Negotiable bonds accrue interest at an annual rate of 13.25%.
(2) The loan agreement called "Amended and Restated Senior Secured Credit Agreement" accrues an annual interest rate of 9.9375%.

Note 22: Assets collateralizing debt

Further to the information provided in Note 18 in connection with the new loan agreement referred to in Note 24.b., the Company has granted new security in favour of Bankers Trust Company, instead of the earlier security granted to it, as follows:

- Pledge on subsidiaries' shares: senior pledge on the Company's equity interests in its controlled companies Panificación Argentina S.A.I.C., Capital Foods S.A. and Enicor S.A.

To comply with the provisions of the loan agreement, on May 24, 2001, a senior pledge was set up on Fresh Food S.A.'s shares that had been acquired by the Company (Note 25.b).

- Pledge on trademarks: senior pledge with conveyance on certain trademarks owned by the Company, as well as of its controlled companies Panificación Argentina S.A.I.C. and Capital Foods S.A. for up to US$ 30 million.

- Pledge on Machinery and Mortgages: senior pledges and mortgages with conveyance on certain machinery and properties owned by the Company and its controlled company Panificación Argentina S.A.I.C. for up to US$ 30 million in each case.

As of June 30, 2002, the breakdown of assets subject to a security interest is as follows:

Description	Book value	Institution that grants the loan	Amount owed at 06.30.02	Type of guarantee
Properties	25,855,720	Bankers Trust Company	(2) 121,020,133	Mortgage (3)
Machinery	16,446,903	Bankers Trust Company	(2) 121,020,133	Pledge (3)
Trademarks	(1) -	Bankers Trust Company	(2) 121,020,133	Pledge (3)

(1) As of June 30, 2002 they were fully amortized.
(2) This relates to the new loan agreement for US$ 30 million, plus interest accrued at the end of the period (Note 24.b.).
(3) The principal secured is for up to US$ 30 million for each type of collateral.

Note 23: Guarantees received

a. In connection with the Share Purchase and Sale Agreements for shares of Fargo S.A. and its affiliated companies, dated August 21, 1997 and September 19, 1997, signed between The Exxel Group S.A. or the affiliates it designated ("the purchaser") and Messrs, Carlos F. Preiti, Vicente Sergio Fernández, Nélida Beatriz Piva and Jacques Gouguenheim ("the sellers"), the latter granted a senior pledge in favor of the purchaser covering time certificates of deposit for US$ 9,000,000 for a maximum term of twenty-four months to indemnify the purchaser for any cost resulting from any breach of such agreements, if the total amount of such costs were to exceed a minimum amount of US$ 1,300,000 and US$ 500,000, respectively.

   As the above-mentioned time limit expired on June 20, July 4 and October 3, 2000, Global Foods Co. authorized the escrow banks to release the guarantees in favor of the sellers, on the understanding that these claims are due, in some cases, to the normal course of business and that their costs were to be assumed by the Company. At the date of these financial statements, the amount guaranteed had been reduced to US$ 200,000.

b. On December 21, 2000, Compañía de Alimentos Fargo S.A. and the former shareholders of Capital Foods S.A. signed an agreement, under which the latter guarantee possible payments, if the Company and its subsidiary were to pay the amounts resulting from certain legal claims started before the transfer of shares performed on March 8, 2000. The guarantee was set up by signing a promissory note for US$ 145,000 and a time deposit of US$ 75,000, which at its due date was deposited in a savings account open for that purpose in Prudential Securieties (NY), in the name of the Notary Public involved.

Note 24: Status of the Financial Debt (Negotiable Bonds and Loan Agreement)

a. On July 27, 1998, the Company issued non-convertible negotiable bonds pursuant to Law N° 23,576 and amendments for a total amount of US$ 120 million, the principal of which will be redeemed on August 1, 2008, The negotiable bonds accrue interest at a rate of 13 1/4% per annum payable semi-annually in arrears on August 1 and February 1 of each year, commencing on February 1, 1999.

As a result of this issuance of negotiable bonds, Compañía de Alimentos Fargo S.A. undertakes, the following obligations, among others:

- Certain restrictions on the distribution of dividends;

- Certain restrictions and limitations on indebtedness by the Company and its subsidiaries and

- Certain restrictions on capital investments made by the Company and its related companies.

The Company used the proceeds from the issuance of the negotiable bonds mainly for the settlement of the liability related to the Senior Loan known as the "Senior Secured Bridge Loan Agreement" with BT Alex, Brown Incorporated, acting as arranger, Bankers Trust Company, acting as agent bank and other banks as lenders under the Senior Loan, for a principal amount of US$ 110 million plus accrued interest at the redemption date.

In accordance with Law N° 25,063, effective January 1, 1999 interest on negotiable bonds is subject to a 15% tax on financial indebtedness, Subsequently, Law N° 25,360, published in the Official Bulletin on December 12, 2000, established a tax rate abatement schedule starting on January 1, 2001 and end to June 30, 2002, up to the final repeal of this tax on July 1, 2002.

As explained above, on October 31, 2001, the Company benefited from certain exemptions established by Decree 1054/01 (Note 29), which refer to exemption from tax on interest paid and tax on corporate indebtedness, established by Law N° 25,063 as amended.

Because of the Company's difficult economic situation and the deep economic crisis in Argentina the Company failed to pay the interest accrued on negotiable obligations in the amount of US$ 7.9 million, which became due on February 1, 2002. The Company communicated this non-fulfillment to the regulatory agencies in due time and also informed Citibank N.A., as trustee, about its intention to restructure its obligations under the trust agreement in order to reflect Argentina's present prospects and the Company's ability to generate cash flows.

As a result of the situation mentioned in the previous paragraph and taking into account that the Company did not settle its obligations within the 30-day term established in the contract, all the terms established under the trust indenture can be declared overdue by the trustee, by giving written notice to the Company, or by the holders of negotiable obligations accounting for at least 25% of total principal, or by the trustee at the request in writing from those holders, so that the total sums due under the trust indenture will be immediately claimable.

Note 24: Status of the Financial Debt (Negotiable Bonds and Loan Agreement) (Continued)

At any time once all the terms have been declared lapsed, as mentioned above, and until the trustee or any of the bondholders obtain a ruling for the payment of the amounts owed under the trust agreement, the bondholders representing the majority of the amounts owed, through a written notification to the trustee and the Company, can revoke such statement and its consequences, provided (i) the Company pays to, or deposits with, the trustee an amount which is sufficient to cover the payment of all interest due, unpaid principal (owed for reasons other than the declaration of lapsing), additional amounts or premiums, if applicable, which may be due and payable plus interest accrued on those amounts and any expenses incurred by the trustee, its agents or advisors, and (ii) all other non-fulfillment, if any, is remedied or waived.

The above does not infringe the bondholders' individual rights, as they are entitled to file a summary lawsuit against the Company to claim payment of the principal, interest, and additional amounts, if any, which may be due and payable under section 29 of the Negotiable Obligations Law.

In addition, after the close of the period, the Company could not meet the payment of interest accrued on the negotiable obligations for US$ 7.9 million, which fell due on August 1, 2002.

b. On July 27, 2000, the Company entered into a new renewable loan agreement called "Amended and Restated Senior Secured Credit Agreement" for up to US$ 30 million with Bankers Trust Company (as administrative agent), Deutsche Bank S.A. (as guarantee agent) and Deutsche Bank Securities Inc, (as organizing agent).

This loan fully amends and orders the previous agreement dated March 19, 1999 called "Senior Secured Credit Agreement" for up to US$ 20 million. On July 29, 1999 and January 27, 2000, the funds from this credit line were allocated to the settlement of interest on the negotiable obligations, which became due on August 1, 1999 and February 1, 2000.

The new loan agreement accrues annual interest payable quarterly at a LIBO rate in line with clause 1.6 of the agreement. The loan is repayable in seven semi-annual installments as from August 1, 2001 and ending on May 1, 2004. Early repayments of the loan are allowed at no additional cost, but must be for a principal amount of at least US$ 5 million.

The proceeds of the loan were used for settling the earlier loan for US$ 20 million, as well as for settling the interest on the negotiable bonds maturing on August 1, 2000.

Under the terms of the current loan, the Company has extended the security granted under the earlier agreement in favour of Bankers Trust Company, mentioned in Note 22.

Under the terms of this loan agreement, Compañía de Alimentos Fargo S.A. assumed the responsibilities detailed below, among others:

- Certain restrictions on the distribution of dividends;
- Certain restrictions and limitations to the Company and its subsidiaries' indebtedness and the maintaining of ratios of indebtedness to results, and compliance with other economic and financial ratios;
- Certain restrictions on the Company's and its subsidiaries' capital investments.

Note 24: Status of the Financial Debt (Negotiable Bonds and Loan Agreement) (Continued)

At the end of the period, the Company has failed to comply with some economic and financial indicators included in the loan agreement, related to minimum EBITDA levels, consolidated shareholders' equity, consolidated interest rate coverage and consolidated indebtedness level, as well as the payment of the first principal installments for US$ 1.5 million, US$ 2 million and US$ 4 million, which were due on August 1 and November 1, 2001 and May 1, 2002, respectively. In addition, the Company also failed to comply with the payment of interest on this loan for US$ 650,389 and US$ 601,368, which was due on February 1, 2002 and May 1, 2002 respectively.

After the close of the period, the Company was also unable to meet the payment of interest accrued on such loan for US$ 646,875, which fell due on August 1, 2002.

Because of the market situation and these selective non-fulfillments, the Company is renegotiating the due dates for the principal and interest installments of the loan mentioned above. The Company's Management expects to satisfactorily conclude renegotiation of the terms of the loan and obtain the corresponding waiver from Deutsche Bank and Bankers Trust Company on the understanding that there are no factors that might adversely affect such negotiation, If the Company does not remedy the present situation or does not reach an agreement, the administrative agent (Bankers Trust Company "B.T.") can request the early repayment of the entire loan amount.

The lack of agreement might also affect the original terms for the issue of negotiable obligations described in paragraph a. of this Note, and the principal owed (US$ 120 million) may have to be repaid early.

Note 25: Acquisition of Subsidiary companies

a. Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A.

On December 29, 1999, the Company signed a share purchase and sale agreement for 99.99% of the corporate capital and votes of Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A., a deal which was to be closed subject to the compliance with certain conditions set out in the agreement.

On March 6, 2002, the parties agreed to close the purchase of 100% of the corporate capital and votes of the company mentioned above by the Company, effective as from December 31, 2001.

On June 5, 2002, the Company transferred to Panificación Argentina S.A.I.C. an ordinary, registered, non-endorsable share, with a face value of de Ps. 10 and entitled to one vote, which represents 0.0014 % of the capital stock and voting rights of Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A..

At June 30, 2002, the balance of the price for this acquisition is approximately US$ 6,5 million.

In addition, during the current period, even though the Company continued to be affected by the profound economic recession, it had to recognize a higher value of Ps. 1,012,181 in respect of the debt for the acquisition of the subsidiaries without a counterpart in the allocation of values to assets, so such value had to be expensed as "Write down of investments" and included in Other expenses and income, net.

Note 25: Acquisition of Subsidiary companies (Continued)

b. Fresh Food S.A.

On November 17, 2000, the Company entered into a purchase and sale agreement involving 100% of the shares and votes of Fresh Food S.A., a company dedicated to manufacturing sandwiches.

On March 30, 2001, the Company consummated the transaction as a result of the approval granted by the CNDC on February 26, 2001 in accordance with Law N° 25,156. The final purchase price amounted to US$ 192,000, payable in 24 installments monthly and consecutive basis. At June 30, 2002, the amount owed by the Company is Ps. 88,000.

Note 26: Agreement covering the assignment of brands and manufacturing services

a. Panificación Argentina S.A.I.C.

On December 28, 1999 the Company entered into an agreement with Panificación Argentina S.A.I.C., to take effect on January 1, 2000, under which the latter transferred the use of its brands, isotypes, logotypes, designs and marketing images to the Company and as a counterpart the Company undertakes to pay it royalties at a given percentage of the net sales of the products marketed under the Panificación Argentina S.A.I.C. brands.

Furthermore, Panificación Argentina S.A.I.C. manufactures foodstuffs at the requirement of the Company for subsequent marketing, and in this respect charges Compañía de Alimentos Fargo S.A., a fee.

b. Capital Foods S.A.

On July 31, 2001, an amendment was made to the agreement signed with Capital Foods S.A. on November 10, 2000, under which the latter authorized the Company to market certain products manufactured by it under the "Antojos" brand, for which the Company must pay a royalty which is calculated as a percentage of the net sales of the products sold under the brand owned by Capital Foods S.A.

c. Fresh Food S.A.

On July 31, 2001, an amendment was made to the agreement signed with Fresh Food S.A. on June 1, 2001, under which the former shall manufacture and market its subsidiary's products, under the "Fresh Food" trademark. The Company will pay a commission on the net sales of the products marketed under such trademark.

d. Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A.

On January 2, 2002, the Company executed an agreement with Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A., whereby the latter will provide the Company with advisory, planning and supervision services with regard to its manufacturing processes and, the Company will pay the subsidiary a fee as a valuable consideration.

Note 27: Irrevocable contributions on account of future issues of shares in Enicor S.A.

On March 25, 2002, the Board of Directors of Compañía de Alimentos Fargo S.A. approved the transformation of certain receivables that the Company had with Enicor S.A. into irrevocable capital contributions for US$ 299,460 on account of future issuances of shares.

Note 28: Loss of Capital Stock

As of June 30, 2002, the Company recorded a deficit of Ps. 462.846.013 in its shareholders' equity. This situation is envisaged in Section 94 subsection 5 of the Corporations Law N° 19,550, which establishes that the loss of the corporate capital is a grounds for the dissolution of companies.

To this end, the shareholders of the Company are to take the necessary steps to overcome this situation and conform it to the corporate legislation in force.

Notwithstanding the above mentioned, through Decree 1269/02 enacted on July 17, 2002, the National Executive Branch suspended until December 10, 2003 the application of Section 94, subsection 5 of the Corporations Law, avoiding the dissolution of those companies which as a result of the profound recession Argentina is enduring, the virtual breakage of the payment chain, the lower level of economic activity, higher costs generated by the devaluation of the peso, especially those derived from debts in foreign currency with foreign entities, and the effect of inflation on prices, are in a situation where their losses exceed their profit reserves and 50% of their capital stock.

Note 29: Benefit from certain exemptions established by Decree 1054/01

On October 31, 2001, the Official Gazette included the Company as beneficiary of the exemptions granted under Decree N° 1054/01, issued by the Executive Branch on August 22, 2001. These benefits are in force as from the day following publication.

The Decree grants tax benefits to certain economic activities in order to improve their competitiveness and job-generation possibilities. The Decree provides that individuals or entities carrying out certain economic activities, as listed therein, will be entitled to the following benefits:

a. Exemption from Tax on Interest Paid and on Corporate Indebtedness established by Law N° 25,063, as amended.

b. Consideration of the value of the assets used in the economic activity carried out in Argentina and encompassed by the Decree, as non computable for purposes of the Tax on Minimum Notional Income established by Law N° 25,063, as amended.

c. Consideration as input value added tax of employer contributions accrued during the fiscal year and actually deposited at the time of filing the corresponding tax return.

Subsequently, Decree N° 1676/01 published in the Official Gazette on December 20, 2001 suspended the application of point c) above until March 31, 2003.

COMPAÑIA DE ALIMENTOS FARGO S.A.
For the six-month periods ended June 30, 2002 and 2001
Unaudited Unconsolidated Property, plant and equipment, net

Schedule A

	Original Value						Depreciation						
Principal account	At the beginning of the period (Pesos)	Additions (Pesos)	Decreases (Pesos)	Transfers (Pesos)	Reclasifications (Pesos)	Value at the end of the period (Pesos)	Accumulated at the beginning of the period (Pesos)	Decreases (Pesos)	Reclasifications (Pesos)	For the period (1) (Pesos)	Accumulated at the end of the period (Pesos)	Net carrying value as of June 30, 2002 (Pesos)	Net carrying value as of June 30, 2001 (Pesos)
Land	8,226,400	-	-	-	21,060	8,247,460	-	-	-	-	-	8,247,460	8,226,398
Buildings	27,848,903	259,921	-	6,128	61,925	28,176,877	6,544,732	-	31,244	478,051	7,054,027	21,122,850	21,127,836
Machinery and equipment	77,633,690	6,954	(1,305,175)	7,686	-	76,343,155	41,806,123	(471,347)	-	3,752,308	45,087,084	31,256,071	38,388,726
Facilities	18,290,169	32,160	-	15,056	-	18,337,385	9,544,804	-	-	884,307	10,429,111	7,908,274	9,580,859
Computer hardware	4,639,680	-	(5,186)	-	-	4,634,494	2,205,812	(2,766)	-	415,358	2,618,404	2,016,090	2,168,459
Software	16,693,694	2,294	-	-	-	16,695,988	6,862,786	-	-	1,590,170	8,452,956	8,243,032	10,964,735
Furniture and fixtures	5,920,742	23,659	-	1,668	-	5,946,069	3,540,680	-	-	235,886	3,776,566	2,169,503	2,489,857
Vehicles	3,655,109	-	(276,799)	-	-	3,378,310	3,517,222	(273,775)	-	54,332	3,297,779	80,531	262,257
Molds, plastic trays, containers, platforms and cases	20,105,500	493,254	(114,260)	-	-	20,484,494	14,189,786	(111,281)	-	1,159,951	15,238,456	5,246,038	6,461,823
Spare parts	508,804	-	-	-	-	508,804	286,290	-	-	24,209	310,499	198,305	246,784
Work in progress	1,379,987	263,124	-	142,627	-	1,785,738	-	-	-	-	-	1,785,738	2,047,842
Advances to suppliers (2)	360,817	(3) 134,865	-	(173,165)	-	322,517	-	-	-	-	-	322,517	211,760
Total as of June 30, 2002	185,263,495	1,216,231	(1,701,420)	-	82,985	184,861,291	88,498,235	(859,169)	31,244	8,594,572	96,264,882	88,596,409	-
Total as of June 30, 2001	178,219,131	5,463,388	(1,100,096)	-	81,837	182,664,260	72,872,483	(975,491)	81,837	8,508,095	80,486,924	-	102,177,336

(1) Shown in Schedule H.
(2) See Schedule G
(3) Ps. 124,082 corresponding to conversion of initial balances are included in "Financial results, net (which include the gain/(loss) on exposure to inflation)" (Note 17).

COMPAÑIA DE ALIMENTOS FARGO S.A.
For the six-month periods ended June 30, 2002 and 2001
Unaudited Unconsolidated Intangible Assets, net

Schedule B

	Original Value			Amortization				
Principal amount	At the beginning of the period *(Pesos)*	Additions *(Pesos)*	As of the end of the period *(Pesos)*	Accumulated at the beginning of the period *(Pesos)*	For the period *(Pesos)*	Accumulated as of the end of the period *(Pesos)*	Net carrying value as of June 30, 2002 *(Pesos)*	Net carrying value as of June 30, 2001 *(Pesos)*
Goodwill	353,340,082	-	353,340,082	112,822,480	186,305,006	299,127,486	54,212,596	264,460,341
Fees and expenses re. Bank loans	16,552,340	-	16,552,340	13,674,579	573,019	14,247,598	2,304,742	3,419,545
Trademarks	195,620	-	195,620	195,620	-	195,620	-	-
Advertising expenses	1,428,311	-	1,428,311	1,428,311	-	1,428,311	-	-
Expenses re. Issuance and registration of negotiable bonds	14,866,347	-	14,866,347	4,960,521	752,341	5,712,862	9,153,485	10,658,168
Reorganization and development of new projects expenses	12,472,087	27,530	12,499,617	12,472,087	27,530	12,499,617	-	4,323,903
Total as of June 30, 2002	398,854,787	27,530	398,882,317	145,553,598	(1) 187,657,896	333,211,494	65,670,823	-
Total as of June 30, 2001	375,049,172	3,452,248	378,501,420	83,595,055	(2) 12,044,408	95,639,463	-	282,861,957

(1) Ps. 1,325,360 are included in "Financial results, net (which include the gain/(loss) on exposure to inflation)" (Note 17) and Ps. 186,332,536 in Schedule H.
(2) Ps. 1,320,045 are included in "Financial results, net (which include the gain/(loss) on exposure to inflation)" (Note 17) and Ps. 10,724,363 in Schedule H.

COMPAÑIA DE ALIMENTOS FARGO S.A.
For the six-month periods ended June 30, 2002 and 2001
Unaudited Unconsolidated Share interest in other Companies

Schedule C

Issuer and characteristics of the securities	Characteristics: Type	Face value	Number of shares	Quoted market value	Book value as of June 30, 2002	Book value as of June 30, 2001	Information of the issuer (last financial statements as of June 30, 2002): Principal activity	Common stock	Results for the period (01.01.02 / 06.30.02)	Shareholders' Equity		Percentage of votes
Non-current investments Companies Art. 33 Law 19,550												
Panificación Argentina S.A.I.C.	Ordinary	1	2,994,501	-	Ps. 12,274,322	Ps. 12,375,681	Manufacturing and trading of bakery products	2,994,501	(470,252)	12,274,332	(1)	99.9999%
Capital Foods S.A.	Ordinary	1	11,999	-	Ps. 107,946	Ps. 17,044	Granting of franchising, manufacturing and trading of bakery products	12,000	35,852	107,946	(2)	99.9917%
Enicor S.A. (R.O.U.) (6)	Ordinary	M$N (Pesos Uruguayos)	113,000	-	Ps. (1,217,457)	Ps. 1,472,632	Import and trading of bakery products	20,883	(2,159,811)	(1,149,944)		100%
Fresh Food S.A (6)	Ordinary	1	321,999	-	Ps. 368,438	Ps (6,737)	Manufacturing and trading of bakery products	322,000	(70,048)	368,438	(3)	99.9997%
Establecimiento Elaborador de Alimentos Sacaan de Argentina S.A.	Ordinary	10	69,999	-	Ps. (4) 9,280,920	Ps. -	Manufacturing and trading of bakery products	700,000	6,246,631	(3,181,117)	(5)	99.9986%
Other												
Advances for the purchase of subsidiaries	-	-	-	-	Ps. -	Ps. 20,599,785	Manufacturing and trading of bakery products	-	-	-		-
Total					**Ps. 20,814,169**	**Ps. 34,458,405**						

(1) The minority interest belongs to a part equal to 0.00099% of 1 share.
(2) The minority interest belongs to 0.0083%,
(3) The minority interest belongs to 0.0003%.
(4) In calculating the value of this investment, consideration was given to the current value of the assets and liabilities of the subsidiary, therefore increasing the value of the investment by Ps. 12,462,037.
(5) The 0.0014% minority interest belongs to Panificación Argentina S.A.I.C.
(6) The equity interests in Enicor S.A. and Fresh Food S.A., which have a negative net worth is included under Other Non-Current Liabilities.

COMPAÑIA DE ALIMENTOS FARGO S.A.
Unaudited Unconsolidated Balance Sheet as of June 30, 2002 and 2001
Other Investments

Schedule D

Principal account and characteristics	Net book value as of June 30, 2002 (Pesos)	Net book value as of June 30, 2001 (Pesos)
Current		
Time Deposits	-	1,590,755
	-	1,590,755
Non-Current		
Properties - Net carrying value	246,661	302,925
	246,661	302,925
Total	246,661	1,893,680

COMPAÑIA DE ALIMENTOS FARGO S.A.
For the six-month periods ended June 30, 2002 and 2001
Unaudited Unconsolidated Provisions

Schedule E

Items	Value at the beginning of the period (Pesos)	Additions for the period (Pesos)	Deductions for the period (Pesos)	Balance as of June 30, 2002 (Pesos)	Balance as of June 30, 2001 (Pesos)
Deducted from assets					
Allowance for doubtful accounts	13,420,317	2,964,763	(7,562,843)	8,822,237	5,269,387
Obsolescence / slow moving reserve	-	-	-	-	107,350
Allowance for assets tax	9,111,849	-	(4,453,907)	4,657,942	-
Total deducted from assets	22,532,166	2,964,763	(12,016,750)	13,480,179	5,376,737
Included under non-current liabilities					
Provisions for lawsuits	2,816,383	442,818	(1,650,417)	1,608,784	2,608,169
Total included under non-current liabilities	2,816,383	442,818	(1,650,417)	1,608,784	2,608,169
Total as of June 30, 2002	25,348,549	(1) 3,407,581	(2) (13,667,167)	15,088,963	-
Total as of June 30, 2001	6,837,665	(1) 1,367,403	(220,162)	-	7,984,906

(1) Shown in Schedule H.

(2) Ps. 12,857,288 have been included in "Financial results, net (which include the gain/(loss) on exposure to inflation)" (Note 17) due to the restatement to constant currency of the opening balances and charges for the period.

COMPAÑIA DE ALIMENTOS FARGO S.A.
For the six-month periods ended June 30, 2002 and 2001
Unaudited Unconsolidated Cost of sales

Schedule F

	June 30, 2002 (Pesos)	June 30, 2001 (Pesos)
Inventory balance at the beginning of the period	5,620,050	6,717,950
Plus:		
Purchases for the period	34,903,983	38,002,847
Production expenses (Schedule H)	20,874,516	32,257,537
Less:		
Inventory balance at the end of the period (Note 8)	(5,755,062)	(7,606,893)
Cost of sales	55,643,487	69,371,441

COMPAÑIA DE ALIMENTOS FARGO S.A.
Unaudited Unconsolidated Balance Sheet as of June 30, 2002 and 2001
Foreign Currency Assets and Liabilities

Schedule G

	June 30, 2002				June 30, 2001			
	Type and amount of foreign currency		Current exchange rate (1)	Amount in local currency *(Pesos)*	Type and amount of foreign currency		Current exchange rate (2)	Amount in local currency *(Pesos)*
ASSETS								
Current Assets								
Cash and banks	US$	40,398	3.82	154,322	US$	411,666	1	411,666
Accounts receivable	US$	807,117	3.82	3,083,188	US$	2,884,912	1	2,884,912
Other receivables	US$	4,730	3.82	18,067	US$	3,069,335	1	3,069,335
Total Current Assets				3,255,577				6,365,913
Non-Current Assets								
Other receivables	US$	-	-	-	US$	28,697	1	28,697
Advances to suppliers (purchase of property, plant and equipment)	US$	44,000	3.82	168,080	US$	164,191	1	164,191
Total Non-Current Assets				**168,080**				**192,888**
Total Assets				**3,423,657**				**6,558,801**
LIABILITIES								
Current Liabilities								
Accounts payable	US$	417,164	3.82	1,593,568	US$	1,707,356	1	1,707,356
Short-term debt	US$	166,255,663	3.82	635,096,633	US$	28,656,749	1	28,656,749
Other liabilities	US$	-	-	-	US$	187,795	1	187,795
Total Current Liabilities				**636,690,201**				**30,551,900**
Non-Current Liabilities								
Accounts payable	US$	-	-	-	US$	99,649	1	99,649
Long-term debt	US$	-	-	-	US$	278,757,982	1	278,757,982
Other liabilities	US$	-	-	-	US$	109,547	1	109,547
Total Non-Current Liabilities				-				**278,967,178**
Total Liabilities				636,690,201				**309,519,078**

(1) Average exchange rate in effect at June 30, 2002 established by Banco Nación Argentina.
(2) Official exchange rate prevailing at June 30, 2001.

COMPAÑIA DE ALIMENTOS FARGO S.A.
Unaudited Unconsolidated Information required under Art. 64, clause (b) of Law 19,550
For the six-month periods ended June 30, 2002 and 2001

Schedule H

Item	Total as of June 30, 2002 *(Pesos)*	Production Cost *(Pesos)*	General and Administrative Expenses *(Pesos)*	Selling Expenses *(Pesos)*	Total as of June 30, 2001 *(Pesos)*
Fees and payments for services	6,770,346	4,408,508	1,194,581	1,167,257	10,911,532
Salaries and wages	12,480,572	5,528,641	2,759,559	4,192,372	22,597,008
Social security contributions	2,402,253	1,135,511	455,096	811,646	4,077,932
Travel and other employee expenses	999,116	417,797	202,380	378,939	2,392,512
Freight and transportation	6,688,150	40,993	890	6,646,267	9,963,528
Advertising and promotion	7,431,496	-	-	7,431,496	10,983,078
Insurance	184,725	54,328	35,260	95,137	308,214
Import and export expenses	134,131	-	2,249	131,882	259,619
Security services	374,576	230,508	28,014	116,054	635,155
Electricity, fuel, maintenance and repairs	3,016,735	1,973,979	478,828	563,928	5,040,122
Taxes and contributions	1,914,951	678,217	661,850	574,884	2,492,709
Depreciation of fixed assets	8,594,572	5,808,844	1,064,471	1,721,257	8,508,095
Amortization of intangible assets	186,332,536	-	186,332,536	-	10,724,363
Depreciation of other assets	103,549	-	-	103,549	108,240
Defaulting debtors	2,964,763	-	-	2,964,763	1,042,379
Lawsuits	442,818	214,162	45,614	183,042	325,024
Leases	733,281	153,885	58,394	521,002	1,466,905
Other	918,124	229,143	300,553	388,428	1,595,195
Total as of June 30, 2002	242,486,694	20,874,516	193,620,275	27,991,903	-
Total as of June 30, 2001	-	32,257,537	19,978,778	41,195,295	93,431,610

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

(Free translation of the report issued for Argentine purposes in accordance with local generally accepted accounting principles)

Limited Review Report

To the President and Directors of
Compañía de Alimentos Fargo S.A.

1. We have performed a limited review of the balance sheet of Compañía de Alimentos Fargo S.A. at June 30, 2002 and 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the six-month periods then ended, together with the corresponding Notes 1 to 29 and Schedules A to H. Furthermore, we have performed a limited review of the consolidated financial statements of Compañía de Alimentos Fargo S.A. and its subsidiaries for the six-month periods ended June 30, 2002 and 2001, and Notes 1 to 21, Schedules A to H and the Consolidated Summary of Activities, which are presented as complementary information. The preparation and issuance of these financial statements are the responsibility of the Company.

2. Our reviews were limited to the application of the procedures set forth in Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements, which consist, basically, in applying analytical procedures to the amounts disclosed in the financial statements and inquiries of Company staff responsible for the preparation of the information included in the financial statements and their subsequent analysis. This review is substantially less in scope than an audit examination, the purpose of which is to issue an opinion on the financial statements being examined. Accordingly, we do not express an opinion on the financial position, the results of operations or the changes in shareholders' equity and cash flows of the Company, or on its consolidated financial statements.

3. As established by Resolution N° 1/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution N° 392/02 of the National Securities Commission, and as explained in Note 2, as from January 1, 2002 the Company recognized the effects of the devaluation of the Argentine peso. As a consequence, applying the guidance provided by Resolution N° 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution N° 398/02 of the National Securities Commission, the Company has recognized exchange losses that were charged to the results for the period and disclosed in Note 17 to these financial statements.

4. Note 2 details the circumstances prevailing at the end of the period as a result of the economic measures issued by the Government to confront the national emergency, some of which may not have been issued at the time these financial statements were prepared. The impact on the financial statements at June 30, 2002 from the various measures adopted to date by the Government was recognized in accordance with evaluations and estimates made by Management at the date of preparing the financial statements. Actual future results could differ from the evaluations and estimates made at the date of preparing these financial statements and those differences could be significant. Furthermore, we are not in a position to foresee if the premises used by the management to prepare its projections will materialize in the future and, consequently, if the recoverable values of fixed assets and intangible assets are in excess of their respective net carrying values, which amount to Ps. 114,497,867 and Ps. 65,700,820, respectively, as well as if any possibility exists of recovering the carrying value of other assets with a lower value. Therefore, the financial statements of the

Company may not report all the adjustments that could derive from these adverse conditions. At this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Therefore, the Company's financial statements must be considered in the light of these uncertain circumstances.

5. As mentioned in Notes 1 and 21 to the consolidated financial statements, because of the serious recession and financial crisis affecting Argentina, which worsened during the last months of 2001, and because of the significant financial indebtedness in foreign currency which led to a highly significant exchange loss, the Company has continued to report losses which amounted to Ps. 508,282,002 for the six-month period ended June 30, 2002, and accumulated losses of Ps. 740,567,344, a deficit of Ps. 644,794,160 in its working capital and a deficit of Ps. 462,846,013 in its shareholders' equity. As a result, the Company has been unable to comply with: a) certain past due principal and interest payments under the Financial Loan Agreement for US$ 30 million (the Administrative Agent of which is Bankers Trust Company and the Arranger, Deutsche Bank Securities Inc.); b) interest payments of US$ 15.8 million accrued on Negotiable Obligations issued by the Company for a total amount of US$ 120 million, which fell due in February and August 2002; and c) certain economic and financial ratios envisaged in the above financial loan agreement and under the issue terms and conditions of the Negotiable Obligations.

6. As mentioned in Note 28 to the financial statements, the Company is within the scope of Section 94, subsection 5 of Law 19,550, which establishes that the loss of the capital stock is a grounds for the Company's dissolution. Nevertheless, it is important to consider that Decree 1269 issued on July 17, 2002 by the National Executive Branch suspended the application of that law and its amendments until December 10, 2003.

7. In view of the situations described above, on June 28, 2002 the Company filed for creditor protection. This petition is being heard by the Federal Court of First Instance on Commercial Matters N° 20, in charge of Dr. Raúl A. Taillade, Clerk's Office N° 39, in charge of Dr. Ana V. Amaya, the Law Firm Abrigator, Callea y Nighenzani and the Law Firm Cardero, Rojas, Muñiz y Asociados having been appointed as Trustee and General Trustee, respectively. On August 13, 2002, the Court ordered that creditor protection be granted.

   Consequently, at the date of preparing these financial statements the legal terms established for filing the proof of claims had not expired, as creditors may file petitions for proof of claims within a term of up to two years as from the date on which the filing for creditor protection takes place. Upon expiration of this term, the extinction of the obligation will take place due to the running of the statute of limitations, pursuant to Section 56 of Law 24,522. Furthermore, a proposal for the insolvent's reorganization is still pending, so the final amount of the debt and its method of payment have not yet been determined. Therefore, the amounts and payment terms mentioned in these financial statements might be modified as a result of this proceeding. The Company has not estimated or recorded any provision for the related professional fees and/or expenses that could be set or incurred as a result of this proceeding.

8. The Company has prepared its financial statements following accounting principles applicable to a going concern, especially, though not limited to them, those principles relating to the valuation of fixed assets and intangible assets. Therefore, these financial statements do not include the effects of the possible valuation or disclosure adjustments and reclassifications, if any, that might be required if the above situation is not resolved in favor of continuing the Company's activities and it were obliged to sell its assets and settle its liabilities, including contingencies, in conditions other than those of the normal course of its business. In view of these circumstances, in order for the Company to continue to operate normally, it is required to: 1)

renegotiate satisfactorily all due dates of principal and interest payments and the terms and conditions of the financial loans and negotiable obligations, as well as its other liabilities, on the basis of its actual ability to pay debts and satisfactorily comply with the reorganization plan, 2) continue to adopt measures to overcome the loss of its capital stock and/or request that new capital contributions be made, which enable it to obtain the necessary funds to settle all its liabilities and commitments undertaken and absorb or recover the depreciation of its fixed assets and amortization of goodwill, and other items capitalized in intangible assets.

9. The financial statements of Compañía de Alimentos Fargo S.A. at June 30, 2002 have been prepared in line with accounting standards prevailing in Argentina, which could differ significantly from accounting standards prevailing in other jurisdictions where they might be used.

10. Based on the work done and on our review of the Company's financial statements and consolidated financial statements for the financial years ended December 31, 2001 and 2000, on which we issued an opinion with qualifications on March 8, 2002, and subject to the effect on these financial statements that could derive from possible adjustments and reclassifications, if any, that could be required following resolution of the situation described in paragraphs 4. to 8., we are not in a position to make any representation concerning the financial statements of Compañía de Alimentos Fargo S.A. at June 30, 2002 and 2001 and its consolidated financial statements at that date, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires.

11. As called for by legal requirements, we report that:

    a) The financial statements of Compañía de Alimentos Fargo S.A. arise from accounting records maintained in all formal respects in conformity with legal rules in force in Argentina and have been prepared in line with the provisions of Laws 19,550 and 22,903 and relevant Resolutions of the National Securities Commission;

    b) We have read the Consolidated Summary of Activities, on which, matters that are within our competence, we have no observations to make other than those mentioned above.

    c) At June 30, 2002, the liabilities accrued by Compañía de Alimentos Fargo S.A. in respect of employer contributions and employee withholdings in favor of the Integrated Pension and Survivors' Benefit System, according to the accounting records and returns prepared by the Company, totaled Ps. 741,290, which were not yet due at that date.

BUENOS AIRES, August 23, 2002

PRICE WATERHOUSE & CO.

(Partner)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Ruben Osvaldo Mosi
Public Accountant (UBA)
C.P.C.E. C.A.B.A. T° 68 - F° 134